Form 6-K

                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                        Report of Foreign Issuer

                Pursuant to Rule 13a - 16 or 15d - 16 of
                   the Securities Exchange Act of 1934

                 For the month of ___May___ 2005
                   (Commission File No.  000-24876)

                             TELUS Corporation

             (Translation of registrant's name into English)

                         21st Floor, 3777 Kingsway
                     Burnaby, British Columbia  V5H 3Z7
                                Canada
                 (Address of principal registered offices)




Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

									  X
		Form 20-F	_____			Form 40-F	_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

									  X
		Yes		_____			No		_____





            This Form 6-K consists of the following:


Press Release dated May 4, 2005 of the First Quarter Results


______________________________________________________________________________
May 4, 2005

    Excellent revenue, earnings and cash flow growth
    Revising 2005 guidance upwards

    VANCOUVER, May 4 - TELUS Corporation (TSX: T and T.NV / NYSE: TU) today reported strong financial results for the first quarter of 2005 which reflect excellent performance ahead of plan at both TELUS Mobility and TELUS Communications, leading to a significant increase in consolidated earnings and free cash flow. Consolidated operating revenues of nearly $2.0 billion in the quarter increased almost 10% from a year ago and operating income was up 46%. Earnings per share for the first quarter were 67 cents, up 139% compared with 28 cents for the same period a year ago. Earnings per share for the first quarter benefited from 15 cents in positive tax related adjustments versus four cents for the first quarter of 2004. Free cash flow increased $123 million to $567 million during the quarter, a 28% improvement from a year ago.


    FINANCIAL HIGHLIGHTS

------------------------------------------------------------------------------
    C$ in millions, except per share amounts   3 months ended
                                                 March 31
    (unaudited)                            2005          2004       % Change
    -------------------------------------------------------------------------
    Operating revenues                   1,974.7       1,803.8           9.5
    EBITDA(1)                              856.2         721.3          18.7
    Operating income                       454.0         310.9          46.0
    Net income                             242.2         101.3         139.1
    Earnings per share (EPS), basic (2)      0.67          0.28        139.3
    Capital expenditures                   273.2         309.7         (11.8)
    Cash provided by operating activities  728.4         588.1          23.9
    Free cash flow (3)                     566.6         443.3          27.8

    (1) Earnings before interest, taxes, depreciation and amortization (EBITDA) is defined as Operating revenues less Operations expense less Restructuring and workforce reduction costs. See Section 11.1 of Management's discussion and analysis.
    (2) EPS includes positive tax impacts of 15 cents and four cents for 2005 and 2004 three month periods, respectively.
    (3) See Section 11.2 of Management's discussion and analysis.

    Darren Entwistle, president and CEO, stated "first quarter results were exceedingly strong for both TELUS Communications and TELUS Mobility, with excellent EBITDA growth of 10 and 36 per cent, respectively. Moreover, bottom line earnings increased 117% year over year after adjusting for non-recurring tax benefits. These outstanding results are underpinned by TELUS' consistent execution of our data and wireless growth strategy. We are striving to bring the collective bargaining process to a positive conclusion for all stakeholders so that our unionized team members can also share more fully in our ongoing success."
    Robert McFarlane, executive vice president and CFO, commented that "we are very pleased with the excellent results reported across the board in the first quarter. These ahead of plan results and improved outlook have led to our raising guidance for most full year targets in 2005. However, we must remain cautious about projecting results into the future. Future expectations should be tempered by the potential impact of ongoing trends of increased competitive and technological threats, higher restructuring costs in the remainder of the year and the recognition that we still face an as yet unresolved labour relations challenge. Regardless, what is clear is that TELUS is operating at best in class performance levels in the North American telecom industry. You can be assured that the TELUS Team is striving to build on this success so the Future continues to be Friendly for all our investors."


    OPERATING HIGHLIGHTS

    TELUS Mobility
    Strong cash flow improvement of $80 million driven by 19% revenue growth and significant margin expansion

    - revenues increased by $121 million or 19% to $758 million in the first quarter of 2005, when compared with the same period in 2004
    -  EBITDA increased by $90 million or 36% to $337 million
    -  EBITDA margin expanded by 6.7 points to 49% of Network revenue and by
       5.6 points to 45% of total revenue
    -  ARPU (average revenue per subscriber unit) increased by $1 to $58,
    -  cost of acquisition ("COA") per gross subscriber improved to $355 from
       $383
    - net subscriber additions of 80,200 in the quarter, improved 5% from a year ago. Notably, higher revenue-generating postpaid subscriber net additions of 74,800 increased by 16%, representing 93% of total net additions
    - blended monthly churn improved to 1.45% from 1.49% when compared to the same quarter a year ago. Postpaid churn was 1.12% this quarter, down from 1.17% a year ago
    - cash flow (EBITDA less capital expenditures) increased by $80 million or 41% to a quarterly record of $278 million

    TELUS Communications
    Strong cash flow improvement driven by 4% revenue growth with EBITDA growth of 10%

    - revenues increased by $49 million or 4% in the first quarter of 2005, when compared with the same period in 2004 representing a third quarter of year-over-year growth
    - data revenue increased 11% driven by a 18% increase in the high-speed Internet subscriber base and non-incumbent growth in Central Canada
    - strong 24% increase in non-incumbent revenues in Ontario and Quebec to $160 million creating another quarter of profitability
    - long-distance revenue declined 1%, the second consecutive quarter of a modest 1% year-over-year decline
    - EBITDA increased by $45 million or 10% as a 4% increase in revenues were offset by only a 1% increase in operations expenses
    - high-speed Internet net additions were 22,200 in the first quarter, bringing TELUS' total high-speed Internet subscriber base to 711,900, an 18% increase from last year
    - network access lines of 4.8 million, declined 15,000 from the end of 2004, down a modest 1.1% from a year ago
    - cash flow (EBITDA less capital expenditures) increased by $91 million or 43% to $305 million in the first quarter of 2005

    CORPORATE DEVELOPMENTS

    Labour Relations activity

    A significant amount of activity has transpired in the first four months of 2005 as TELUS and the Telecommunications Workers Union (TWU) continue to attempt to reach a replacement collective agreement. In early February, the Canada Industrial Relations Board (CIRB) issued a decision overturning its year old ruling that imposed binding arbitration on TELUS, and returned the parties to the collective bargaining process while reinstating a narrower communications ban on the company. The TWU appealed this CIRB decision to the Federal Court of Appeal and it is scheduled to be heard on May 31, 2005. Since the release of that decision in February, the parties have been in negotiations under the supervision of a federally appointed Mediator.
    On April 18 the Company, noting that negotiations were at an impasse, delivered a first notice of lockout and the planned imposition of six specific lockout measures (suspension of grievance and arbitration processes, joint Union management committees, scheduling of accumulated time off, payment of the first day of sickness, and the deferral of wage progression increases and increases in vacation entitlements). These measures implemented on April 25, did not include closing any operations and were intended to bring pressure to bear at the negotiating table. In addition, with the announcement of these specific lockout measures, the communications ban was lifted and TELUS on April 21 communicated its comprehensive offer, previously made available to the TWU at the negotiating table, directly to unionized team members. Negotiations have continued to date.
    After four and half years without a new contract, TELUS is attempting to bring resolution to the collective bargaining process and reach a replacement collective agreement for the benefit of team members, customers and investors.

    TELUS continues to repurchase shares

    During the quarter, TELUS continued to purchase shares under its Normal Course Issuer Bid. In the first quarter, a total of 4.1 million shares (2,097,100 common and 2,036,100 non-voting) were purchased, for a total outlay of $158.3 million.
    TELUS commenced the program on December 20, 2004 with the intention to purchase, from time to time over a 12-month period, up to 14 million of its outstanding common shares and up to 11.5 million of its outstanding non-voting shares. This represents approximately seven per cent of the issued and outstanding shares in each share class. Since the program commenced, a total of 6.3 million shares (2,852,811 common and 3,487,500 non-voting) have been purchased, for a total outlay of $236.3 million.
    TELUS believes that such purchases are in the best interest of TELUS and constitute an attractive investment opportunity and desirable use of TELUS' funds that should enhance the value of the remaining shares. All TELUS shares purchased are cancelled.

    Enhanced bank credit facilities of $1.6 billion

    TELUS arranged for new credit facilities in May 2005 to replace
$1.6 billion of existing credit facilities. The prior 364 day facility which was due to expire and a term facility with 3 years remaining to maturity were replaced with a new 3 year facility due in May 2008 and a longer maturity five-year term facility due in May 2010. The new credit facilities have no substantial changes in terms and conditions, other than reduced pricing and the extension of term, which reflect favourable market conditions and TELUS' strong financial position. Notably, the maturity dates for these new bank facilities extend out past the maturity date of each of TELUS' next two significant public notes due in June 2006 and 2007.

    TELUS partners with province of British Columbia

    In April, the Province of B.C. and TELUS announced an initiative to bring broadband access points to 334 B.C. communities by the end of 2006 and to consolidate existing competitive telecommunications services contracts into a master agreement for four years with an option for three more years. This initiative called Connecting Communities will ensure B.C. communities have access to broadband connections, opening up new social and economic opportunities to British Columbians.
    The master agreement, which consolidates some 340 existing competitive service contracts into one, covers 10 broader public sector entities, such as Crown Corporations and health authorities. This helps secure a large share of provincial government business projected at more than $245 million for the next four years and positions TELUS for new revenue growth opportunities.
    TELUS will invest an estimated $110 million over four years to connect 119 communities to high speed Internet by the end of 2006 and further expand broadband services. Many of the unserved communities are small, rural and remote, and many of them are First Nations communities or communities in proximity to First Nations. A community, as defined by the Premier's Technology Council, has a public school, library or healthcare facility.

    TELUS signs $30 million agreement to supply services to Intrawest resorts across Canada

    In March, TELUS announced an eight-year, $30 million agreement with Intrawest Corporation, one of the world's leading destination resort and adventure-travel companies, to be the exclusive supplier of next generation Internet protocol and telecommunications services to all Intrawest resorts across Canada. The contract covers a wide range of services for Intrawest across Canada, including major resort properties of Whistler Blackcomb and Panorama Mountain Village in B.C.; Tremblant in Quebec; and Blue Mountain Resort in Ontario. The partnership highlights TELUS' national capability to offer integrated data, IP and wireless solutions to meet customer's unique needs.

    TELUS launches innovative communications solution for a friendly future

    In May, TELUS launched TELUS Telecommuting to save business customers thousands of dollars per participating employee while reducing greenhouse gas emissions and smog, easing strain on transportation infrastructure and enriching employees' lives. TELUS Telecommuting is a suite of communications services that allow business clients to work out of their homes. The services - high speed Internet; virtual private networks; a variety of phone options; and collaboration services such as web, audio and video conferencing - allow workers to create virtual offices at home.
    Working with businesses, TELUS is creating telecommuting programs tailored to their unique operations and often passing significant savings and preferred pricing to participating employees. Programs may include purchase of residential Internet services through payroll deduction, and employee discounts on services such as TELUS Home Networking, a wireless LAN solution.
    To help businesses measure the impacts of employees working at home, TELUS partnered with Calgary's Teletrips. They have developed a web-based system where teleworkers enter information such as their vehicle's make, the distance they travel to work and then periodically enter the days they teleworked. The system then automatically calculates the pollution avoided, time saved and how much money the employee saved in fuel and maintenance costs, risk mitigation reports, and other value-added information that corporations want to include in their corporate responsibility reports.

    TELUS launches three new security solutions

    Growing its slate of state-of-the-art security solutions for business and government in Canada, TELUS announced in March the launch of three new TELUS security solutions. Intrusion Prevention Service, Secure Socket Layer VPN and Distributed Denial of Service - the first of its kind in Canada - are new additions to TELUS' leading edge IP security services package.
    With more and more organizations moving to IP, maximizing this investment and guaranteeing systems security is a priority for TELUS. These new security solutions address a reality for business and government today: security must be considered a priority of daily operations, rather than a distant threat.
    TELUS' Distributed Denial of Service (DDoS) prevention is a hardware-based solution, which continuously monitors customer network traffic for anomalies and destroys them before they affect legitimate users' services.
    The Intrusion Prevention Service (IPS) is a turn-key solution that insulates a network environment against external attacks.
    The Secure Socket Layer (SSL) VPN eliminates the need for client software deployment, costly maintenance and desktop support by utilizing the Internet's capacity for data transportation.

    TELUS and Telephony(at)Work partner to offer Canada's first fully integrated on-demand hosted contact centre service

    A new partnership between TELUS and Telephony(at)Work is bringing
Canada's first fully integrated on-demand hosted contact centre service to Canadian business. TELUS has an exclusive agreement with Telephony(at)Work to provide multi-media contact centre technology to Canadian businesses with as little as 12 days notice.
    The partnership brings together TELUS' leading data and IP technology and Telephony(at)Work's contact centre software - CallCentreAnywhere - to offer businesses contact centre systems that place customer contacts from any source
- phone, email, fax, online, or voice mail - into a single IP-based system that can direct the contact to the most appropriate agent anywhere in the world, whether they are working from home or at a contact centre office.
    As a data and IP leader, TELUS is committed to offering integrated solutions that give our customers a competitive advantage in the market. Integrated contact centres reduce traditional technology-related entry costs while increasing customer satisfaction, giving Canadian business the first truly flexible, fully integrated, and easy-to-use hosted contact centre solution.

    TELUS Mobility plans high-speed EVDO service in Q1 2006, introduces first EVDO-capable wireless network card

    TELUS Mobility today introduced the Sierra Wireless AirCard(R) 580 wireless wide-area network card, the first in Canada capable of operating on high-speed EVDO networks. TELUS Mobility plans to introduce EVDO (for Evolution, Data Optimized) service in selected Canadian markets in the first quarter of 2006. EVDO is next-generation wireless network technology that offers data transfer speeds of approximately 400 kilobits per second, at least six times faster than current wireless data speeds.
    Operating on TELUS Mobility's national 1X wireless voice and data network now, the AirCard 580 offers forward compatibility with EVDO through a simple software upgrade. The AirCard 580, a follow-up to the popular Sierra Wireless AirCard 555 offered by TELUS Mobility since 2000, fits a standard Type II PC Card slot on portable computing devices. It offers improved reception, thanks to its flip-up, vertically polarized antenna, and lower battery consumption.

    Fastap technology boosts TELUS Mobility text messaging

    TELUS Mobility has responded to the growing popularity of text messaging in Canada with the launch of the Fastap LG 6190, a world-exclusive phone that features text keys integrated around the standard numeric keypad, making texting and other data input faster and easier. Our analysis has found that new clients who purchased the Fastap phone sent 120% more text messages than those with other phones, while existing clients who upgraded to Fastap increased their texting volumes by 60%. Similar increases were also seen in the use of picture messaging - the Fastap LG 6190 is also a camera phone - Wireless Web access and other data services. TELUS Mobility also announced earlier this year that clients can now send phone-to-phone text messages to more than 70 countries worldwide for 20 cents per message.
    According to the Canadian Wireless Telecom Association, Canada's 15 million wireless subscribers now send more than 3.4 million text messages each day. They sent 710 million phone-to-phone messages in 2004, up from 352 million the previous year and 300 per cent more than the 174 million in 2002, when inter-carrier messaging was launched in Canada.

    Cool phones from TELUS Mobility
    TELUS Mobility introduced several other new phones this quarter that confirmed its leadership in bringing cool and exclusive phones to the Canadian wireless market, including a Pocket PC for e-mail and more, a multimedia "slider" phone, two unique Mike phone designs and two new RIM BlackBerry devices.
    E-mail and more: TELUS Mobility yesterday announced the Audiovox 6600, a Pocket PC for e-mail and more that features Microsoft(R) Windows Mobile(TM) software for Smartphone, Bluetooth support for hands-free devices, digital camera and video capability, a 128 MB memory card and an integrated MP3 player. The Audiovox 6600 is a powerful and compact device for e-mail, Internet access and multimedia applications in the office or on the go.
    New Mike and PCS BlackBerry devices: TELUS Mobility introduced two Bluetooth-enabled BlackBerry devices to its business solutions portfolio. The BlackBerry 7250 operates on the company's national 1X network, while the BlackBerry 7520 powered by Mike features Mike's Direct Connect PTT service. Both feature enhanced BlackBerry data services and Bluetooth support for wireless devices such as hands-free headsets and car kits. The BlackBerry 7520 powered by Mike also features a Global Positioning System (GPS) receiver that allows clients to track and direct mobile fleets and field-service efficiently and economically.
    Multimedia PCS phones: Introduced in March, the much-anticipated LG 535 is a powerful multimedia device packaged in a sliding case, and featuring a
1.3 Megapixel digital camera, video recorder, integrated MP3 player with high-quality stereo speakers, optional removable 128 MB memory card and Bluetooth support for hands-free devices such as earpieces and car kits. The LG 535 joins the Motorola V710, another high-end device with similar multimedia and Bluetooth capabilities launched by TELUS Mobility in December.
    Unique Mike designer phones: TELUS Mobility is shaping the lines of communications with two new Mike phone designs. The Motorola i833 by Pininfarina was conceived by the same design house behind Ferrari automobiles, and sports a titanium-coloured finish, translucent internal lens that gives users a peek under the "hood," a gas tank shaped audio jack cover and a grill-like bottom connector cover. The Baby Phat by Kimora Lee Simmons i833 by Motorola is a high-fashion, trend-setting phone crafted by famed hip-hop designer Kimora Lee Simmons. The pink phone features a quilted texture and 0.4 carats of genuine diamonds encrusting the external display.

    TELUS Recognition and Awards

          Data product innovation
    In April, TELUS was recognized with three key global and national awards at Cisco Systems 2005 Partner Summit: Global Innovation Partner, Partner of the Year - Canada, and Western Canada Advance Technology Partner. The Global Innovation Partner award recognizes partners who have developed an exceptional set of best practices, brought an innovative new model to market or developed a unique application to fulfill a customer or market need in 2004. Most recently, with the support of Cisco, TELUS developed ANGEL, a highly customized managed security solution that provides network access control for enterprise accounts. The Partner of the Year - Canada award recognizes outstanding partnership in achieving revenue growth in the enterprise and commercial markets, innovation in advanced technology solutions and high levels of customer satisfaction.

         Leadership excellence
    In May, Kevin Salvadori, executive vice-president, Business
Transformation and Chief Information Office, was named to Canada's Top 40 Under 40 for 2004. Each year the program honours 40 Canadian leaders under the age of 40 who have reached a significant level of success. Kevin was selected from more than 1,400 nominees by an independent advisory board comprised of business leaders. Recipients are chosen based on five key criteria: vision and leadership; innovation and achievement; impact; community involvement and contribution; and strategy for growth.

         Investor relations merit
    TELUS' Investor Relations team was recognized in February with nominations for seven of eighteen awards at Investor Relations Magazine's 2005 Canadian award ceremony. These awards are judged by a survey of investment analysts and institutional investors. TELUS was awarded Best Senior Management Communications for large cap companies and Best Investor Relations Web Site for large cap companies. In addition, TELUS received Honourable Mentions in the following categories: The Canadian Investor Relations Institute Grand Prix for Best Overall Investor Relations for large cap companies, Best Financial Media Relations, Best Use of Technology, Best Communications with the Retail Market, and Best Investor Relations Officer - John Wheeler, vice-president, Investor Relations.

         Learning leadership
    TELUS vice-president of Learning and Development, Josh Blair, was named the Learning Leader of the Year for 2005 at the annual Illuminati Awards hosted by Thomson NETg. TELUS was the only Canadian recipient in 2005, and the only company to receive an Illuminati award in two consecutive years. In addition, TELUS has also been internationally recognized by the American Society for Training and Development (ASTD) as the sixth-ranked firm for using learning to drive enterprise performance.

         TELUS Mobility prize for international design
    TELUS Mobility's corporate retail store at the Scarborough Town Centre shopping mall has been named Store of the Year by the National Association of Store Fixture Manufacturers (NASFM). Designed by world-renowned boutique design firm burdifilek of Toronto, TELUS Mobility won the international award at GlobalShop's 2005 NASFM Retail Design Awards "not just because it was a well-designed store, but also because the design evolved the classification of mobile technology to the next level," according to NASFM.

    Creating future friendly communities
    TELUS continues to make significant investments in the communities where we live work and serve. As we progress to become Canada's premier corporate citizen, TELUS is taking a leadership role in supporting young Canadians by leveraging our funding, technology and expertise to help make a difference.

    Supporting education and learning

    In April, The University of British Columbia and TELUS announced a contribution and strategic alliance with a combined value of $2.4 million for UBC Robson Square, advanced information technology infrastructure to support learning and research, and the UBC Learning Exchange.
    The partnership will help ensure area residents, non-profit organizations, businesses and inner city schools will continue to enjoy the educational and community outreach programs offered in downtown Vancouver.

    TELUS partners with science centres across Canada

    TELUS has announced five partnerships with science centres across Canada. TELUS has invested in the future of tomorrow's leaders by supporting Canadian science centres to promote technological innovation. Following the announcement of support for the Vancouver Science Centre last October, the following announcements were made in April and May.

    - a $10.1 million, 15-year partnership with the Ontario Science Centre, which supports the Science Centre's Agents of Change campaign, including the creation of a dramatic outdoor exploration plaza.
    - a $7.5 million, 10-year partnership with the Montreal Science Centre that will see TELUS become the lead sponsor of the Montreal Science Centre, an establishment committed to furthering science and technology education for the leaders of tomorrow.
    - Calgary Science Centre partnership with TELUS and a new name - the TELUS World of Science Calgary. TELUS will invest $9 million over 20 years to the Calgary Science Centre Society to help build a new and expanded science centre.
    - the Odyssium announced an $8.2 million, 20-year partnership that will expand and enhance exhibits and programming at the facility, to be re-named 'TELUS World of Science Edmonton'.

    TELUS supports BC 2009 World Police and Fire Games

    TELUS announced in March support for firefighters, police, corrections and customs officers who will be participating in the British Columbia 2009 World Police and Fire Games with a five-year, $1.6 million sponsorship. The games are the second largest in the world after the Olympics, attracting more than 14,000 athletes from almost 70 countries.

    Dividend declaration

    The Board of Directors declared a quarterly dividend of twenty cents ($0.20) per share on outstanding Common and Non-Voting Shares payable on July 1, 2005 to shareholders of record on the close of business on June 10, 2005.

/For further information:


  Media Relations:               Investor Relations:
  Nick Culo, (780) 493-7236,     John Wheeler,(780) 493-7310,
  nick.culo(at)telus.com;        ir(at)telus.com/

  (T. T.NV. TU)



    Forward-looking statements
    =========================================================================
        This document and the Management's discussion and analysis contain statements about expected future events and financial and operating results of TELUS Corporation ("TELUS" or the "Company") that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, guidance, expectations, estimates or intentions expressed in the forward-looking statements.

    Factors that could cause actual results to differ materially include but are not limited to: competition; economic fluctuations; financing and debt requirements; tax matters; human resources (including the ongoing impact and outcome of outstanding labour relations issues and collective bargaining); technology (including reliance on systems and information technology); regulatory developments; process risks (including conversion of legacy systems); manmade and natural threats; health and safety; litigation; business continuity events; and other risk factors discussed herein and listed from time to time in TELUS' reports, comprehensive public disclosure documents including the 2004 Annual Report, Annual Information Form, and in other filings with securities commissions in Canada (filed on SEDAR at www.sedar.com) and the United States (filed on EDGAR at www.sec.gov).

    For further information, see Section 10: Risks and uncertainties in TELUS' annual 2004 Management's discussion and analysis, and updates included in Section 10 of this first quarter interim report.

    The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
    ==========================================================================

    Management's discussion and analysis - May 4, 2005

    The following is a discussion of the consolidated financial condition and results of operations of TELUS Corporation for the periods ended March 31, 2005 and 2004, and should be read together with TELUS' interim consolidated financial statements. This discussion contains forward-looking information that is qualified by reference to, and should be read together with, the discussion regarding forward-looking statements above.
    TELUS' interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), which differ in certain respects from U.S. GAAP. See Note 18 to the interim consolidated financial statements for a summary of the principal differences between Canadian and U.S. GAAP as they relate to TELUS. The interim consolidated financial statements and Management's discussion and analysis were reviewed by TELUS' Audit Committee on May 3, 2005 and approved by TELUS' Board of Directors on May 4, 2005. All amounts are in Canadian dollars unless otherwise specified.
    The Company has issued guidance on and reports on certain non-GAAP measures that are used by management to evaluate performance of business units and segments. On a consolidated basis, non-GAAP measures are used in measuring compliance with debt covenants. Because non-GAAP measures do not have a standardized meaning, securities regulations require that non-GAAP measures be clearly defined and qualified, reconciled with their nearest GAAP measure and be given no more prominence than the closest GAAP measure. For the readers' reference, the definition, calculation and reconciliation of consolidated non-GAAP measures is provided in Section 11: Reconciliation of non-GAAP measures and definition of key operating indicators.

    Management's discussion and analysis contents

    -------------------------------------------------------------------------
    Section                         Contents
    -------------------------------------------------------------------------
    1.  Overall performance         A summary of 2005 first quarter
                                    consolidated results
    -------------------------------------------------------------------------
    2.  Core business, vision and   Recent examples of TELUS' activities in
        and strategy                support of its six strategic imperatives
    -------------------------------------------------------------------------
    3.  Key performance drivers     Recent examples of TELUS' activities in
                                    support of its key performance drivers
    -------------------------------------------------------------------------
    4.  Capability to deliver       An update on TELUS' capability to deliver
        results                     results
    -------------------------------------------------------------------------
    5.  Results from operations     A detailed discussion of operating
                                    results for 2005
    -------------------------------------------------------------------------
    6.  Financial condition         A discussion of significant changes in
                                    the balance sheet since the beginning
                                    of the year
    -------------------------------------------------------------------------
    7.  Liquidity and capital       A discussion of cash flow, liquidity,
        resources                   credit facilities, off-balance sheet
                                    arrangements and other disclosures
    -------------------------------------------------------------------------
    8.  Critical accounting         A description of accounting estimates,
        estimates and accounting    which are critical to determining
        policy developments         financial results, and changes to
                                    accounting policies
    -------------------------------------------------------------------------
    9.  Revised guidance            A discussion of revisions to its
                                    guidance for 2005
    -------------------------------------------------------------------------
    10. Risks and uncertainties     A update of risks and uncertainties
                                    facing TELUS
    -------------------------------------------------------------------------
    11. Reconciliation of           A description, calculation and
        non-GAAP measures and       reconciliation of certain measures
        definition of key           used by management
        operating indicators
    -------------------------------------------------------------------------

    1.   Overall performance

    1.1  Materiality for disclosures

    Management determines whether or not information is "material" based on whether it believes a reasonable investor's decision to buy, sell or hold securities in the Company would likely be influenced or changed if the information were omitted or misstated.

    1.2  Consolidated highlights
    -------------------------------------------------------------------------
    ($ in millions except margin                     Quarters ended March 31
    and per-share amounts)                          2005      2004    Change
    -------------------------------------------------------------------------
    Operating revenues                           1,974.7   1,803.8      9.5 %

    EBITDA(1)                                      856.2     721.3     18.7 %
    EBITDA margin (%) (2)                           43.4      40.0    3.4 pts

    Operating income                               454.0     310.9     46.0 %

    Net income                                     242.2     101.3    139.1 %

    Earnings per share, basic                       0.67      0.28    139.3 %
    Earnings per share, diluted                     0.66      0.28    135.7 %

    Cash dividends declared per share               0.20      0.15     33.3 %

    Cash provided by operating activities          728.4     588.1     23.9 %
    Cash used by investing activities              306.2     298.6      2.5 %
      Capital expenditures                         273.2     309.7    (11.8)%
    Cash used by financing activities               71.4      22.2        -

    Free cash flow(3)                              566.6     443.3      27.8
    -------------------------------------------------------------------------

    (1) Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).
    (2) EBITDA margin is EBITDA divided by Operating revenues.
    (3) Free cash flow is a non-GAAP measure. See Section 11.2 Free cash flow.

    -------------------------------------------------------------------------

    Consolidated Operating revenues and EBITDA increased significantly in first quarter 2005, when compared with the same period in 2004, driven by revenue growth of 19.0% at TELUS Mobility and 4.1% in TELUS' Communications segment. EBITDA and EBITDA margins also increased as operations expense growth rates of 8.1% and 1.4%, respectively, at TELUS Mobility and TELUS Communications, remained well below revenue growth rates. In addition, restructuring charges in the Communications segment decreased. For these reasons, and due to lower amortization of intangible assets, operating income increased by $143.1 million in the first quarter of 2005, when compared with the same period in 2004.
    Net income and earnings per share increased significantly in the first quarter of 2005, when compared to the first quarter of 2004, due to improved Operating income, lower net interest expenses as a result of debt repayments in 2004. In addition, the favourable impact of the change in tax estimates for available temporary differences, other tax adjustments and related interest was approximately $54 million or 15 cents per share in the first quarter of 2005. In the corresponding period of 2004, favourable tax settlements increased earnings per share by approximately four cents per share.
    The increase in cash provided by operating activities was primarily due to improved EBITDA, while cash used by investing activities was relatively unchanged; lower capital expenditures in the Communications segment were offset by an investment made in the first quarter of 2005. Free cash flow increased primarily due to growth in EBITDA.

    2.   Core business, vision and strategy

    TELUS continues to be guided by its six long-standing strategic imperatives that serve as a guideline for the Company's actions. Some recent examples of TELUS' activities in support of these imperatives follow.

    2.1 Partnering, acquiring and divesting to accelerate the implementation of TELUS' strategy

    On February 15, 2005, TELUS' international division invested $27.5 million for an effective 49% interest in Ambergris Solutions Inc., a company with operations in Asia, which provides business process outsourcing solutions primarily to U.S.-based clients. The new investment resulted in approximately 2,600 new full-time equivalent employees being added to the Communications segment staff count. TELUS has an option to purchase an additional effective three and one-half per cent interest in this company, such option expiring in mid-May, 2005. This investment was made with a view to enhancing the Company's competitiveness in contact centre offerings.
    The acquisition of Ambergris, combined with the acquisition of ADCOM, Inc. in November 2004 provided incremental data revenues of $18.8 million and incremental EBITDA of $3.4 million to TELUS' Communications segment in the first quarter of 2005.

    3.   Key performance drivers

    To focus on the opportunities and challenges, and to create value for shareholders, TELUS sets corporate priorities each year. An update on certain priorities follows:

    3.1 Leveraging investments in high-speed Internet technology through Future Friendly Home services in B.C., Alberta and Eastern Quebec

    In April 2005, TELUS and the B.C. provincial government announced an initiative, called Connecting Communities. The initiative is two fold. First, it consolidates some 340 existing competitive services contracts into one contract with the Province of B.C. The agreement covers 10 broader public sector entities, such as Crown corporations and health authorities. Second, TELUS has committed to bring access to high-speed data and voice services to 119 rural communities by the end of 2006, thereby helping fulfill the Province's commitment to bridge the Digital Divide in 366 communities across B.C. TELUS is to invest an estimated $110 million over four years to connect the communities to high speed Internet and expand broadband services. With the additional 119 communities, a total of 334 communities in B.C. are to be connected by TELUS.
    This agreement satisfies a number of strategic objectives for TELUS. It secures TELUS' telecommunications business with the government for at least four years, and up to seven years on a large share of the government's wireline and wireless telecoms expenditures. It positions TELUS for new revenue growth opportunities by enabling the Company to deploy innovative Internet protocol-based (Next Generation Network) technology and services. TELUS will create a $12 million innovation fund to allow the public sector in B.C. to develop pilot opportunities in strategic areas of future growth, including health care and education. The fund can be used for future upgrades and infrastructure enhancements, subject to certain criteria and approval by TELUS, as set out in the contract.

    3.2 Accelerating wireline performance in Ontario and Quebec business markets

    Non-incumbent operations in TELUS' Communications segment experienced revenue and EBITDA growth of $31.1 million and $17.0 million, respectively, in the first quarter of 2005, when compared with the same period in 2004. It is notable that non-incumbent EBITDA was positive for two consecutive quarters for the first time, continuing a long-term trend of EBITDA improvement.

    3.3  Driving continual improvements in productivity across TELUS

    Continued economies of scale at TELUS Mobility, as well as a number of smaller initiatives such as operational consolidation, rationalization and integrations within the TELUS' Communications segment, helped drive improvement in TELUS' consolidated EBITDA and EBITDA margin.

    3.4  Reaching a collective agreement

    Reaching a collective agreement remains a priority for TELUS in 2005.

    On February 2, 2005, the Canada Industrial Relations Board ("CIRB") overturned its earlier binding arbitration order and returned the parties to negotiations. Negotiations resumed on February 10 and by April 13 the Company had completed tabling of its comprehensive offer of settlement with the Telecommunications Workers Union ("TWU").
    On April 18, 2005, the Company, noting that negotiations were at an impasse, delivered first notice of lockout measures to the TWU. That notice contained six specific lock-out measures: the suspension of grievance and arbitration processes, joint Union management committees, scheduling of accumulated time off, payment for the first day of sickness absence and the deferral of wage progression increases and increases in vacation entitlements. These measures were implemented on April 25, did not include the closing of operations, and were intended to bring pressure to bear at the negotiating table. Attempts by the TWU at the Federal Court of Appeal and the CIRB to stop the implementation of these measures were unsuccessful.

    The status of two outstanding matters follows:

         CIRB Decisions 1004 and 271

    The CIRB issued a summary decision on February 2, 2005, overturning its previous ruling that imposed binding arbitration. In addition, the Board set aside the April 2004 broad communications ban, and re-instated its narrower January 2004 ban related to communications with bargaining unit team members on labour relations issues and negotiations. Subsequently, the Telecommunications Workers Union filed an application in the Federal Court of Appeal, scheduled to be heard on May 31 - June 1, 2005, seeking to overturn the Canada Industrial Relations Board's reconsideration decision and restore the order that placed the parties in binding arbitration.

         Appeal of CIRB Decisions 1088 and 278

    The CIRB, in Decisions 1088 and 278, declared that TELUS Mobility's non-unionized team members, predominantly located in Ontario and Quebec, performing work similar to their unionized Mobility segment counterparts in Alberta and British Columbia, should be included in the TWU bargaining unit without a representational vote. TELUS Mobility applied to the Supreme Court of Canada for leave to appeal the decision in February 2005. As of the date of this interim discussion, no decision has yet been rendered on the application for leave to appeal.

    4.   Capability to deliver results

    4.1  Operational capabilities - TELUS Communications

    With agreements such as the one with the Government of B.C., and growth initiatives in the business markets in Ontario and Quebec, TELUS Communications is retaining existing customers and positioning itself for future revenue growth, particularly in the areas of data and IP. This is in the face of continued competitive pressures including launch this quarter of local service in Calgary by the cable-TV operator. Measures taken for consumer services include new Future Friendly Home services last year and the introduction of a three-year contract option for consumer optional features bundles. This initiative was launched to help retain customers, lock in revenues over the contract period, and delay or reduce churn to competitors.

    4.2  Operational capabilities - TELUS Mobility

    TELUS Mobility continues to execute its plan to grow profitably through the delivery of excellent customer care, value-added solutions, and superior network quality. As a result, TELUS Mobility believes it is well positioned to sustain a pricing premium in the face of new competitive pressures, including the launch of a new competitor offering prepaid wireless service through resale during the current quarter. Although the Company has been experiencing continued ARPU growth, it has slowed and is expected to continue to moderate in the remainder of the year. Future profitability growth is expected to be realized from continued subscriber growth and economies of scale through a well managed client focused organization.

    4.3  Liquidity and capital resources

    TELUS had more than $1.2 billion of cash at March 31, 2005. With access to undrawn credit facilities of more than $1.6 billion and expected cash provided by operating activities, the Company believes it has sufficient capability to fund its requirements in 2005 and refinancing requirements in 2006. As at March 31, 2005, the Company and its subsidiaries are in compliance with all of their debt covenants.
    TELUS arranged for new credit facilities in May 2005 to replace
$1.6 billion of existing credit facilities. The prior 364-day facility, which was due to expire, and a term facility with three years remaining to maturity were replaced with a new three-year facility due in May 2008 and a longer maturity five-year term facility due in May 2010. The new credit facilities have no substantial changes in terms and conditions, other than reduced pricing and the extension of term, which reflect favourable market conditions and TELUS' strong financial position. See Section 7.5 Credit facilities.

    5.   Results from operations

    5.1  General

    The Company's reportable segments, which reflect TELUS' organizational structure and are used to manage the business, are TELUS Communications (discussed in Section 5.4 Communications segment results) and TELUS Mobility (discussed in Section 5.5 Mobility segment results). The two segments are differentiated based on management, products and services, distribution channels, technology, and regulatory treatment. Intersegment sales are recorded at the exchange value. Segmented information may also be found in
Note 17 of the interim consolidated financial statements.

    5.2  Quarterly results summary

    -------------------------------------------------------------------------
     ($ in millions,
     except per share amounts)         2005 Q1   2004 Q4   2004 Q3   2004 Q2
    -------------------------------------------------------------------------
    Segmented revenue (external)
     Communications segment            1,222.2   1,209.3   1,199.9   1,189.0
     Mobility segment                    752.5     755.6     747.0     676.6
                                       --------  --------  --------  --------
    Operating revenues (consolidated)  1,974.7   1,964.9   1,946.9   1,865.6
    Net income                           242.2     135.6     156.6     172.3
     Per weighted average Common Share
      and Non-Voting Share outstanding
       - basic                            0.67      0.38      0.44      0.48
       - diluted                          0.66      0.37      0.43      0.48
    Dividends declared per Common Share
     and Non-Voting Share outstanding     0.20      0.20      0.15      0.15
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
     ($ in millions,
     except per share amounts)         2004 Q1   2003 Q4   2003 Q3   2003 Q2
    -------------------------------------------------------------------------
    Segmented revenue (external)
     Communications segment            1,171.1   1,182.4   1,186.3   1,209.2
     Mobility segment                    632.7     643.2     619.9     564.1
                                       --------  --------  --------  --------
    Operating revenues (consolidated)  1,803.8   1,825.6   1,806.2   1,773.3
    Net income                           101.3      47.8     114.1      73.0
     Per weighted average Common Share
      and Non-Voting Share outstanding
       - basic                            0.28      0.13      0.32      0.21
       - diluted                          0.28      0.13      0.32      0.21
    Dividends declared per Common Share
     and Non-Voting Share outstanding     0.15      0.15      0.15      0.15
    -------------------------------------------------------------------------

    The trend in consolidated Operating revenues reflects strong wireless growth at TELUS Mobility as well as sequential growth in TELUS' Communications segment revenues for the most recent four quarters. Wireless growth resulted from increases in the subscriber base and average revenue per subscriber unit ("ARPU"). Notable is that TELUS Communications segment first quarter 2005 revenues increased, when compared with the fourth quarter of 2004, due to a favourable regulatory adjustment in local revenues as well as growth in data revenues. Long distance revenue erosion was at a lower rate in the first quarter of 2005 than in the same period in 2004. Communications segment revenues also include the impacts of regulatory price cap decisions.
    Net income and earnings per share continue to reflect the trends of growing EBITDA and Operating income, combined with decreasing net interest expense due to increasing cash balances and favourable tax adjustments.

    5.3 Consolidated results from operations

    -------------------------------------------------------------------------
    ($ in millions except EBITDA                     Quarters ended March 31
    margin and employees)                           2005      2004    Change
    -------------------------------------------------------------------------
    Operating revenues                           1,974.7   1,803.8      9.5 %

    Operations expense                           1,109.1   1,066.6      4.0 %
    Restructuring and workforce reduction costs      9.4      15.9    (40.9)%
    -------------------------------------------------------------------------
    EBITDA (1)                                     856.2     721.3     18.7 %

    EBITDA margin (%) (2)                           43.4      40.0    3.4 pts

    Full time equivalent employees,
     end of period                                27,411    23,892     14.7 %
    -------------------------------------------------------------------------

    (1) EBITDA is a non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).
    (2) EBITDA margin is EBITDA divided by Operating revenues

    -------------------------------------------------------------------------

    Consolidated Operating revenues and EBITDA increased significantly in first quarter 2005, when compared with same period in 2004, driven by revenue growth in both TELUS Mobility and TELUS Communications segments. EBITDA and EBITDA margin also increased as the operations expense growth rate remained well below the revenue growth rate. In addition, restructuring charges decreased in the Communications segment. TELUS full time equivalent employees, measured at March 31, 2005, increased due to two small acquisitions and the addition of a payroll services contract for the B.C. government, as well as to support subscriber growth at TELUS Mobility.
    For further discussion by segment, see Section 5.4 Communications segment results and Section 5.5 Mobility segment results.

    -------------------------------------------------------------------------
    Depreciation and amortization                    Quarters ended March 31
    ($ in millions)                                 2005      2004    Change
    -------------------------------------------------------------------------
    Depreciation                                   329.9     321.7      2.5 %
    Amortization of intangible assets               72.3      88.7    (18.5)%
    -------------------------------------------------------------------------
                                                   402.2     410.4     (2.0)%
    -------------------------------------------------------------------------

    Depreciation increased in the first quarter of 2005, when compared with the same period in 2004, due primarily to growth in shorter life data and wireless network assets and a reduction in service lives for ADSL equipment, partly offset lower depreciation arising from full amortization of cell sites. Amortization of intangible assets decreased in the first quarter of 2005, when compared with the same period in 2004, as a result of several software assets becoming fully depreciated.

    -------------------------------------------------------------------------
    Other expense, net                               Quarters ended March 31
    ($ millions)                                    2005      2004    Change
    -------------------------------------------------------------------------

                                                     1.5       1.2     25.0 %
    -------------------------------------------------------------------------

    Other expense includes accounts receivable securitization expense, gains and losses on disposal of property, income (loss) or impairments in equity or portfolio investments, and charitable donations. The accounts receivable securitization expense was $1.0 million in the first quarter of both 2005 and 2004. See Section 7.6 Accounts receivable sale.

    -------------------------------------------------------------------------
    Financing costs                                  Quarters ended March 31
    ($ millions)                                    2005      2004    Change
    -------------------------------------------------------------------------

    Interest on Long-term debt, short-term
     obligations and other                         159.0     165.4     (3.9)%
    Foreign exchange losses (gains)                  2.5      (0.6)       -
    Interest income                                (23.1)    (19.8)   (16.7)%
    -------------------------------------------------------------------------
                                                   138.4     145.0     (4.6)%
    -------------------------------------------------------------------------

    Interest on long-term and short-term debt decreased primarily due to the repayment of TCI Debentures and Medium-term Notes in the third quarter of 2004. TELUS maintains a hedging program using cross currency swaps, and as a result, long-term financing costs were generally unaffected by fluctuations in the value of the Canadian dollar against the U.S. dollar. Debt (the sum of Long-term Debt, Current maturities and the deferred hedging liability), was $7,374.9 million at March 31, 2005, when compared with $7,571.3 million one year earlier. Interest income earned as a result the settlement of various tax matters was $15.6 million in the first quarter of 2005 (as compared with $17.7 million in the first quarter of 2004). The balance of interest income, earned primarily from cash and temporary investments, was significant at $7.5 million in the first quarter of 2005, an increase of $5.4 million from the same period last year.

    -------------------------------------------------------------------------
    Income taxes                                     Quarters ended March 31
    ($ millions, except tax rates)                  2005      2004    Change
    -------------------------------------------------------------------------

    Blended federal and provincial statutory
     income tax                                    108.7      57.1     90.4 %
    Changes in estimates of available temporary
     differences in prior years                    (36.0)        -        -
    Tax rate differential on, and consequential
     adjustments from, the reassessment of
     prior year tax issues                         (11.3)     (1.6)       -
    Large corporations tax and other                 8.9       7.1     25.4 %
    -------------------------------------------------------------------------
                                                    70.3      62.6     12.3 %
    -------------------------------------------------------------------------
      Blended federal and provincial statutory
       tax rates (%)                                34.6      34.7  (0.1) pts
      Effective tax rates (%)                       22.4      38.0 (15.6) pts
    -------------------------------------------------------------------------

    Blended federal and provincial statutory income tax increased due to a $149.4 million increase in income before taxes. Other reductions in tax included changes in estimates of available temporary differences in prior years and a tax rate differential (and consequential adjustments from) the favourable reassessment of prior year's tax issues.
    Based on continuation of the rate of TELUS earnings, the Company expects to be able to fully utilize its non-capital losses before the end of 2006. The Company's assessment is that the risk of expiry of such non-capital losses is remote.

    -------------------------------------------------------------------------
    Non-controlling interest                         Quarters ended March 31
    ($ millions)                                    2005      2004    Change
    -------------------------------------------------------------------------

                                                     1.6       0.8    100.0 %
    -------------------------------------------------------------------------


    Non-controlling interest primarily represents minority shareholders' interests in several small subsidiaries. The increase in the first quarter of 2005, relative to the same period in 2004, is primarily minority shareholders' interest in TELUS' recent acquisition of Ambergris.

    -------------------------------------------------------------------------
    Preference and preferred dividends               Quarters ended March 31
    ($ millions)                                    2005      2004    Change
    -------------------------------------------------------------------------
                                                       -       0.9   (100.0)%
    -------------------------------------------------------------------------

    Preference and preferred dividends ended with the redemption of all of the publicly held TELUS Communications Inc. Preference and Preferred Shares, completed on August 3, 2004.

    5.4  Communications segment results

    -------------------------------------------------------------------------
    Operating revenues - Communications
    segment                                          Quarters ended March 31
    ($ millions)                                    2005      2004    Change
    -------------------------------------------------------------------------
    Voice local                                    552.8     528.9      4.5 %
    Voice long distance                            226.4     229.6     (1.4)%
    Data                                           377.6     339.8     11.1 %
    Other                                           65.4      72.8    (10.2)%
    -------------------------------------------------------------------------
    External operating revenue                   1,222.2   1,171.1      4.4 %

    Intersegment revenue                            22.6      25.0     (9.6)%
    -------------------------------------------------------------------------
    Total operating revenue                      1,244.8   1,196.1      4.1 %
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Key operating indicators - Communications segment

                                                          At March 31
    (000s)                                          2005      2004    Change
    -------------------------------------------------------------------------
    Residential network access lines               3,033     3,075     (1.4)%
    Business network access lines                  1,760     1,773     (0.7)%
                                                  -------   -------   -------
    Total network access lines(1)                  4,793     4,848     (1.1)%

    High-speed Internet subscribers                711.9     605.2     17.6 %
    Dial-up Internet subscribers                   270.4     309.1    (12.5)%
                                                  -------   -------   -------
    Total Internet subscribers (2)                 982.3     914.3      7.4 %

                                                     Quarters ended March 31
    (000s)                                          2005      2004    Change
                                                  ---------------------------
    Change in residential network access lines       (14)      (11)   (27.3)%
    Change in business network access lines           (1)      (11)    90.9 %
                                                  -------   -------   -------
    Change in total network access lines             (15)      (22)    31.8 %

    High-speed Internet net additions               22.2      43.6    (49.1)%
    Dial-up Internet net reductions                (11.2)    (10.7)    (4.7)%
                                                  -------   -------   -------
    Total Internet subscriber net additions         11.0      32.9    (66.6)%
    -------------------------------------------------------------------------

    (1) Network access lines are measured at the end of the reporting period based on information in billing and other systems.
    (2) Internet subscribers are measured at the end of the reporting period based on Internet access counts from billing and other systems.

    -------------------------------------------------------------------------

    Communications segment revenues increased by $48.7 million in the first quarter of 2005, when compared with the same period in 2004 as a result of growth in enhanced and managed data services, new revenues from acquisitions, as well as a favourable regulatory adjustment. The non-recurring portion of the regulatory adjustment is $6.4 million.

    - Voice local revenue increased by $23.9 million in the first quarter of 2005, when compared with the same period in 2004 due primarily to two regulatory adjustments and the effect of business rate increases implemented mid-2004, partly offset by the effect of continued line losses. Contribution revenue in the first quarter of 2005 included a positive adjustment of $6.4 million for CRTC Decision 2005-4.
       Because TELUS used the liability method for recording price cap deferrals, a favourable adjustment of $18.4 million, drawn from the price cap deferral account, was recorded in local revenue in the first quarter of 2005. This favourable adjustment offset mandated additional discounts for competitor digital network services (basic data services) pursuant to CRTC Decision 2005-6. See Section 10.1 Regulatory for further discussion of these and other recent CRTC decisions.

       Residential network access lines continued to decrease as a result of competitive activity and technological substitution, including substitution to wireless services. Residential line losses were primarily to existing resellers and VoIP competitors, in comparison to losses incurred as a result of introduction of cable telephony in Calgary. Business lines decreased nominally in the first quarter of 2005, as incumbent local exchange carrier ("ILEC") Centrex line losses to competition and migration to more efficient ISDN data services were nearly offset by temporary ILEC line gains for the upcoming May 2005 B.C. provincial election and non-incumbent local exchange carrier ("non-ILEC") gains. It is expected that the trend of declining residential network access lines will worsen in the future due to new voice telephony service offers from cable-TV competitors, and continued competition from other resale and VoIP competitors.

    - Voice long distance revenues decreased at an improved rate of 1.4% in the first quarter of 2005, when compared with the same period in 2004. The decrease in revenues was due to lower average per-minute prices for increased minute volumes, including growth in non-incumbent volumes, partly offset by a $1.00 increase in the monthly long distance administration fee in certain long distance plans.

    - Communications segment data revenues increased by $37.8 million in the first quarter of 2005, when compared with the same period in 2004. This included $18.8 million of revenues from two recent acquisitions, including a portion that is seasonal equipment sales. The increase in data revenues due to acquisitions was nearly offset by the additional discounts for competitive digital network services mandated by CRTC Decision 2005-6, as described under voice local revenues above.

       The remaining growth in non-acquired data revenues of $19.0 million was primarily due to: (i) increased Internet and enhanced data service revenues of $28.0 million as a result of traction from new business contracts, and continued growth in high-speed Internet subscribers and a higher average price; (ii) increased managed data revenues for the provision of business process outsourcing services provided to customers; (iii) increased data equipment sales; partly offset by (iv) the additional discounts for competitive digital network services in basic data services.

       The rate of growth in high-speed Internet subscribers has slowed from that observed in 2004 due to the high existing household penetration rates for high-speed services in Western Canada and lower gross additions caused by increased competitive activity. In addition, in the first quarter last year we experienced high net additions due to a very attractive introductory marketing offer.

    - Other revenue decreased due mainly to lower voice equipment sales as well as lower late payment and customer financing revenues.

    - Intersegment revenue represents services provided by the Communications segment to the Mobility segment. These revenues are eliminated upon consolidation together with the associated expense in TELUS Mobility.

    Total external operating revenue discussed above included non-ILEC revenues of $159.5 million in 2005, an increase of $31.1 million or 24.2%, when compared with the first quarter of 2004. The increase was a result of growing revenues from the purchase of ADCOM, increased data equipment sales and as well as other data and voice service revenues.

    -------------------------------------------------------------------------
    Operations expense - Communications segment      Quarters ended March 31
    ($ millions, except employees)                  2005      2004    Change
    -------------------------------------------------------------------------
    Salaries, benefits and
     other employee-related costs                  414.1     393.0      5.4 %
    Other operations expenses                      302.5     313.7     (3.6)%
    -------------------------------------------------------------------------
    Total operations expense                       716.6     706.7      1.4 %
    -------------------------------------------------------------------------
    Full-time equivalent employees,
     end of period                                21,519    18,522     16.2 %
    -------------------------------------------------------------------------

    Operations expenses increased modestly in the first quarter of 2005, when compared with the same period in 2004, despite structural changes caused by the addition of two operations in late 2004 (B.C. payroll services and the acquisition of ADCOM), and a new investment in a business process outsourcing service provider in February 2005. In aggregate compared to the first quarter of 2004, these three new operations added approximately 2,825 full-time equivalent employees, $6.7 million for related salaries, benefits and employee costs, and $12.9 million for other operations expenses primarily comprised of cost of sales associated with equipment sales at ADCOM.

    - Salaries, benefits and employee-related costs increased by 3.7%, or $14.4 million, prior to structural changes described above. The increase was due primarily to increased compensation and increased full-time equivalent staff. Pension expense for defined benefit and defined contribution plans was $12.1 million in the first quarter of 2005, a decrease of $3.7 million from the same period in 2004.

    - Other operations expenses decreased by 7.7%, or 24.1 million, prior to structural changes. The reasons for lower other operations expense included: (i) $10.3 million of reduced facilities, transit and termination costs associated with moving traffic on-net and to a lesser extent, discounts from competitor ILECs arising from CRTC Decision 2005-6; (ii) no payments to Verizon under renegotiated Software and Related Technology and Service Agreements in the first quarter of 2005, compared with $8.6 million in the same period in 2004; and (iii) $8.4 million of increased capitalization of labour due to a higher labour component in capital expenditures in 2005. Contract and consulting costs and bad debt expenses also decreased in the first quarter of 2005, offset by increased product and service cost of sales of $5.2 million and other cost increases.

    Included in the total segment expenses discussed above are non-ILEC operations expenses of $151.6 million in the first quarter of 2005, as compared with $137.5 million in the same period in 2004. This 10.3% increase in operations expense supported growth in non-ILEC revenues observed for the same periods.

    -------------------------------------------------------------------------
    Restructuring and workforce reduction costs -
    Communications segment                           Quarters ended March 31
    ($ millions)                                    2005      2004    Change
    -------------------------------------------------------------------------
                                                     9.4      15.9    (40.9)%
    -------------------------------------------------------------------------

    In the first quarter of 2005, the Company undertook a number of smaller initiatives within the ILEC portion of the Communications Segment, such as operational consolidation, rationalization and integrations. These initiatives are aimed to improve the Company's operating and capital productivity. Management expects that restructuring charges will ramp up during the year and will be approximately $100 million for the full year of 2005.

    -------------------------------------------------------------------------
    EBITDA and EBITDA margin -                       Quarters ended March 31
    Communications segment                          2005      2004    Change
    -------------------------------------------------------------------------
    EBITDA ($ millions)                            518.8     473.5      9.6 %
    EBITDA margin (%)                               41.7      39.6    2.1 pts
    -------------------------------------------------------------------------

    EBITDA and EBITDA margin improved significantly in the first quarter of 2005, when compared with the same period in 2004. These increases were due to non-ILEC and ILEC revenue growth of 24.2% and 1.6%, respectively, exceeding the growth rate in the respective operations expenses (non-ILEC operations expenses increased by only 10.3%, while ILEC operations expenses decreased by 1.8%). Restructuring charges recorded for ILEC operations also decreased. Non-ILEC EBITDA was $7.9 million in the first quarter of 2005, as compared to negative $9.1 million in the first quarter of 2004. ILEC EBITDA was $510.9 million in the first quarter of 2005, up 5.9% as compared to $482.6 million in the first quarter of 2004.
    Communications segment capital expenditures are discussed in Section 7.2 Cash used by investing activities.

    5.5  Mobility segment results

    -------------------------------------------------------------------------
    Operating revenues - Mobility segment            Quarters ended March 31
    ($ millions)                                    2005      2004    Change
    -------------------------------------------------------------------------
    Network revenue                                695.5     592.4     17.4 %
    Equipment revenue                               57.0      40.3     41.4 %
    -------------------------------------------------------------------------
    External operating revenue                     752.5     632.7     18.9 %

    Intersegment revenue                             5.8       4.6     26.1 %
    -------------------------------------------------------------------------
    Total operating revenue                        758.3     637.3     19.0 %
    -------------------------------------------------------------------------


    -------------------------------------------------------------------------
    Key operating indicators - Mobility segment
    -------------------------------------------------------------------------

    (000s)                                                 At March 31
                                                    2005      2004    Change
                                                 ----------------------------
    Subscribers - postpaid                       3,315.1   2,876.5     15.2 %
    Subscribers - prepaid                          701.5     623.6     12.5 %
                                                 --------  --------  --------
    Subscribers - total(1)                       4,016.6   3,500.1     14.8 %


    Digital POPs(2) covered including
     roaming/resale (millions)(3)                   30.2      29.5      2.4 %
                                                 ----------------------------

                                                    Quarters ended March 31
    (000s)                                          2005      2004    Change
                                                 ----------------------------
    Subscriber net additions - postpaid             74.8      64.7     15.6 %
    Subscriber net additions - prepaid               5.4      11.4    (52.6)%
                                                 --------  --------  --------
    Subscriber net additions - total                80.2      76.1      5.4 %

    Churn, per month (%)(4)                         1.45      1.49 (0.04) pts
    COA(5) per gross subscriber addition ($)(4)      355       383     (7.3)%
    ARPU ($)(4)                                       58        57      1.8 %
    Average minutes of use
     per subscriber per month (MOU)                  371       362      2.5 %

    EBITDA to network revenue (%)                   48.5      41.8    6.7 pts
    Retention spend to network revenue(4) (%)        5.5       5.0    0.5 pts
    EBITDA ($ millions)                            337.4     247.8     36.2 %
    EBITDA excluding COA ($ millions)(4)           427.2     336.1     27.1 %
    -------------------------------------------------------------------------

    pts - percentage points
    (1) Subscribers are measured at the end of the reporting period based on information from billing systems.
    (2) POPs is an acronym for population. A POP refers to one person living in a population area, which in whole or substantial part is included in the coverage areas.
    (3) At March 31, 2005, TELUS Mobility PCS digital population coverage includes expanded coverage of approximately 7.5 million PCS POPs due to roaming/resale agreements principally with Bell Mobility and Aliant Telecom Wireless.
    (4) See Section 11.3 Definition of key operating indicators. These are industry measures useful in assessing operating performance of a wireless company, but are not defined under accounting principles generally accepted in Canada and the U.S.
    (5)  Cost of acquisition.

    ------------------------------------------------------------------------

    - TELUS Mobility Network revenue increased by $103.1 million for the first quarter of 2005, as compared with the same period last year. This growth was a result of the continued expansion of the subscriber base by 14.8% to approximately 4.0 million subscribers combined with increased average revenue per subscriber unit per month ("ARPU"). As a result of an overall increase in average minutes of use ("MOU") per subscriber per month, continued pricing discipline, and increased usage of data and Internet based products, including picture and text messaging, ARPU increased to $58 in the first quarter of 2005 as compared with $57 in 2004.

       Average minutes of use per subscriber per month increased by 2.5% in the first quarter of 2005, when compared with the same period in 2004. At March 31, 2005, postpaid subscribers represented 82.5% of the total cumulative subscriber base remaining stable from one-year earlier, contributing to the significant ARPU premium TELUS Mobility enjoys over its competitors. Postpaid subscriber net additions of 74,800 for the first quarter of 2005 represented 93.3% of all net additions as compared with 64,700 (85.0%) for the corresponding period in 2004. This was the seventh consecutive quarter of year-over-year increased post-paid subscriber net additions.

       Blended postpaid and prepaid monthly churn improved in the first quarter of 2005 when compared the same quarter in 2004. Deactivations were 172,800 for the first quarter of 2005 as compared with 154,200 for the same period last year. The improved monthly churn rate was a notable accomplishment in a market characterized by vigorous competition including the commercial launch of a pre-paid wireless resale service by a new competitor in March 2005. The excellent monthly churn and deactivation results reflect a continued focus on customer care including successful loyalty and retention efforts, value-added solutions and superior network quality for an exceptional service experience.

    - Equipment sales, rental and service revenue increased in the first quarter ended March 31, 2005 as compared to the corresponding period in 2004. Handset revenue increased mainly due to subscriber growth brought about by a strong wireless market as well as increased promotional, retention, and contracting activity. Gross subscriber additions grew to 253,000 for the first quarter of 2005 as compared to 230,300 for the same period in 2004. Handset revenues associated with gross subscriber activations are included in COA per gross subscriber addition.

    - Intersegment revenues represent services provided by the Mobility segment to the Communications segment and are eliminated upon consolidation along with the associated expense in TELUS
       Communications.

    -------------------------------------------------------------------------
    Operations expense - Mobility segment            Quarters ended March 31
    ($ millions, except employees)                  2005      2004    Change
    -------------------------------------------------------------------------
    Equipment sales expenses                       104.6      89.2     17.3 %
    Network operating expenses                      98.4     102.5    (4.0) %
    Marketing expenses                              74.3      61.4     21.0 %
    General and administration expenses            143.6     136.4      5.3 %
    -------------------------------------------------------------------------
    Total operations expense                       420.9     389.5      8.1 %
    -------------------------------------------------------------------------
    Full-time equivalent employees, end of period  5,892     5,370      9.7 %
    -------------------------------------------------------------------------

    TELUS Mobility operations expense increased in the first quarter of 2005, when compared with the same period last year, to support growth in the subscriber base. TELUS Mobility has been able to achieve significant economies of scale as evidenced by the 8.1% increase in total operations expense, when compared to first quarter Network revenue growth of 17.4% and year-over-year growth in subscribers of 14.8%.

    - Expenses related to equipment sales increased in the first quarter of 2005 when compared with the same period in 2004, principally due to an increase in gross subscriber activations as well as increased retention activity. Handset costs associated with gross subscriber activations are included in COA per gross subscriber addition.

    - Network operating expenses decreased by 4.0% for the first quarter of 2005, as compared with the same period last year. Network roaming costs decreased by $4.6 million due to improved roaming rates negotiated with a number of telecommunications carriers and competitor digital network service discounts arising from savings from CRTC Decision 2005-6, partially offset by higher volumes related to successful marketing efforts in rural roaming/resale areas. Transmission and site-related expenses increased during the first quarter of 2005 to support the greater number of cell sites, a larger subscriber base, and improved network quality and coverage. The digital population coverage grew to 30.2 million at March 31, 2005, as a result of continued activation of digital roaming regions and network expansion.

    - Marketing expenses increased primarily due to higher dealer compensation costs and advertising expenses associated with the expanded subscriber base and increased re-contracting activity. However, COA per gross subscriber addition improved by 7.3% in the first quarter to $355 as compared with the same period last year due to higher gross subscriber additions and lower handset costs. Combined with the higher ARPU and improved monthly churn, COA per gross subscriber addition over the lifetime revenue of the subscriber improved in the first quarter as compared with the same period in 2004.

    - General and administration expenses increased by only 5.3% in the first quarter of 2005, when compared to the same quarter in 2004, contributing significantly to the bottom line through continued scale efficiencies. TELUS Mobility increased full-time equivalent employees to support the significant growth in the subscriber base and continued expansion of the client care team and company-owned retail stores.

    -------------------------------------------------------------------------
    EBITDA and EBITDA margin -                       Quarters ended March 31
    Mobility segment                                2005      2004    Change
    -------------------------------------------------------------------------
    EBITDA ($ millions)                            337.4     247.8     36.2 %
    EBITDA margin (%)                               44.5      38.9    5.6 pts
    -------------------------------------------------------------------------

    Significant growth in TELUS Mobility EBITDA and EBITDA margin was attributed to its strategic focus on profitable subscriber growth, increased ARPU, a lower cost of acquisition per gross subscriber addition, a world-class monthly churn rate, and successful cost containment efforts. The EBITDA margin, when calculated as a percentage of Network revenue, improved to 48.5% for the first quarter of 2005, as compared with 41.8% for the same period in 2004, representing a positive increase of 6.7 percentage points. Notably, incremental Network revenue flowed through to EBITDA at a rate of 86.9% as compared to 69.0% for the same period in 2004.
    Mobility segment capital expenditures are discussed in Section 7.2 Cash used by investing activities.

    6.   Financial condition

    The following are the significant changes in the consolidated balance sheets between December 31, 2004 and March 31, 2005.

    -------------------------------------------------------------------------
                      March 31,  Dec. 31,  Change         Explanation
    ($ millions)      2005       2004
    -------------------------------------------------------------------------
    Current Assets
      Cash and
       temporary    1,247.3     896.5    350.8     See Section 7. Liquidity
       investments,                                and capital resources
       net
    -------------------------------------------------------------------------
    Accounts receivable  874.9     863.5     11.4  Related to increased
                                                   revenues
    -------------------------------------------------------------------------
    Income and other     172.7     132.5     40.2  Changes in estimates of
     taxes receivable                              available temporary
                                                   differences, reassessments
                                                   and interest for prior
                                                   years
    -------------------------------------------------------------------------
    Inventories          111.0     133.3    (22.3) Primarily seasonal
                                                   reductions of inventory
    -------------------------------------------------------------------------
    Prepaid expenses     245.8     183.4     62.4  Prepayment of Mobility
     and other                                     licence fees, federal
                                                   Canada Pension Plan
                                                   contributions and
                                                   Employment Insurance
                                                   premiums, and maintenance
                                                   contracts
    -------------------------------------------------------------------------
    Current portion      372.0     438.4    (66.4) Decrease in available tax
     of future                                     loss pools in the upcoming
     income taxes                                  12 months
    -------------------------------------------------------------------------
    Current                                        Primarily an increase of
     Liabilities                                   accrued interest for
      Accounts payable1, 486.9   1,362.6    124.3  semi-annual interest
       and accrued                                 payments in June 2005
       liabilities
    -------------------------------------------------------------------------
    Restructuring and     58.4      70.7    (12.3) Decreased as payments
     workforce reduction                           under previous programs
     accounts payable                              exceeded new obligations
     and accrued
     liabilities
    -------------------------------------------------------------------------
    Dividends payable     72.3         -     72.3  The first quarter 2005
                                                   dividend was payable on
                                                   April 1, 2005, while the
                                                   dividend for the fourth
                                                   quarter of 2004 was
                                                   remitted on Dec. 31, 2004
    -------------------------------------------------------------------------
    Advance billings     532.2     531.5      0.7  -
     and customer
     deposits
    -------------------------------------------------------------------------
    Current maturities     4.4       4.3      0.1  Current maturities are
     of long-term debt                             primarily capital leases
    -------------------------------------------------------------------------
    Working capital (1)  869.5     678.5    191.0  Primarily reflects
                                                   accumulation of cash
    -------------------------------------------------------------------------
    Capital Assets,   11,107.5  11,221.0   (113.5) See Sections 5.3
     Net                                           Consolidated results of
                                                   operations - Depreciation
                                                   and amortization and 7.2
                                                   Cash used by investing
                                                   activities
    -------------------------------------------------------------------------
    Other Assets
      Deferred charges   746.4     704.4     42.0  Primarily pension plan
                                                   contributions in excess
                                                   of charges to income.
    -------------------------------------------------------------------------
    Future income taxes   72.7      99.8    (27.1) Reflects use of loss
                                                   carry forward amounts
    -------------------------------------------------------------------------
    Investments           38.7      38.4      0.3  Consists of a number of
                                                   small portfolio
                                                   investments
    -------------------------------------------------------------------------
    Goodwill           3,147.5   3,126.8     20.7  Goodwill of $23.0 million
                                                   added for consolidation
                                                   of a new investment,
                                                   offset in part by foreign
                                                   exchange changes since
                                                   acquisition
    -------------------------------------------------------------------------
    Long-Term Debt     6,356.3   6,332.2     24.1  Primarily an increase in
                                                   the Canadian dollar value
                                                   of U.S. dollar denominated
                                                   notes, resulting from a
                                                   slight weakening of the
                                                   Canadian dollar
    -------------------------------------------------------------------------
    Other Long-Term    1,486.6   1,506.1    (19.5) Primarily a reduction in
     Liabilities                                   the deferred hedging
                                                   liability for U.S. dollar
                                                   denominated notes,
                                                   resulting from a slight
                                                   weakening of the Canadian
                                                   dollar
    -------------------------------------------------------------------------
    Future Income Taxes  995.3     991.9      3.4  Increase due to a first
                                                   quarter 2005 acquisition
    -------------------------------------------------------------------------
    Non-Controlling       18.9      13.1      5.8  The increase was from
     Interest                                      minority partners' share
                                                   of earnings in several
                                                   small subsidiaries,
                                                   including a first quarter
                                                   2005 acquisition
    -------------------------------------------------------------------------
    Shareholders' Equity
      Convertible          8.8       8.8        -  Value of the convertible
       debentures                                  debentures conversion
                                                    option
    -------------------------------------------------------------------------
    Common equity      7,116.4   7,016.8     99.6  Net income of $242.2
                                                   million plus share options
                                                   exercised of $92.1 million
                                                   less dividends payable of
                                                   $72.3 million and normal
                                                   course issuer bid costs of
                                                   $158.3 million and other
                                                   of $4.1 million
    -------------------------------------------------------------------------

    (1) Current assets subtracting Current liabilities is an indicator of the ability to finance current operations and meet obligations as they fall due.

    -------------------------------------------------------------------------

    7.   Liquidity and capital resources

    7.1  Cash provided by operating activities

    -------------------------------------------------------------------------
    ($ millions)                                     Quarters ended March 31
                                                    2005      2004    Change
    -------------------------------------------------------------------------
                                                   728.4     588.1     23.9 %
    -------------------------------------------------------------------------

    Cash provided by operating activities increased in the first quarter of 2005, when compared with the same period in 2004, due to the following:

    -  EBITDA increased by $134.9 million in 2005, when compared with 2004
    - Restructuring and workforce reduction payments decreased by $46.7 million
    -  Interest paid decreased by $9.7 million
    - Reduced repayments of securitized accounts receivable (no repayments in the first quarter of 2005; $150 million repayments in the first quarter of 2004).

    Partly offsetting the above increases were:
    - Income taxes paid were $1.1 million in the first quarter of 2005, compared with an income tax recovery of $104.6 million in the same period in 2004
    - Employer contributions to employee defined benefit plans increased by $8.8 million due to a change in timing of funding
    -  A decrease in interest received of $7.9 million
    - Other changes in non-cash working capital in the first quarter of each year.

    7.2 Cash used by investing activities

    -------------------------------------------------------------------------
    ($ millions)                                     Quarters ended March 31
                                                    2005      2004    Change
    -------------------------------------------------------------------------
                                                   306.2     298.6      2.5 %
    -------------------------------------------------------------------------

    Investing activity in the first quarter of 2005 included a $27.5 million investment in a business process outsourcing service provider, located in Asia. In the first quarter of 2004, proceeds of $12.1 million were received from the sale of non-strategic assets. Capital expenditures decreased in the first quarter of 2005, when compared with the same period in 2004, as discussed below.

    -------------------------------------------------------------------------
    Capital expenditures by segment                  Quarters ended March 31
    ($ in millions, except capital                  2005      2004    Change
    expenditure intensity)
    -------------------------------------------------------------------------
    Communications segment                         213.6     259.4    (17.7)%
    Mobility segment                                59.6      50.3     18.5 %
    -------------------------------------------------------------------------
    TELUS consolidated                             273.2     309.7    (11.8)%
    -------------------------------------------------------------------------
    Capital expenditure intensity (1) (%)           13.8      17.2  (3.4) pts
    -------------------------------------------------------------------------

    (1) Measured by dividing capital expenditures by operating revenues. This measure provides a method of comparing the level of capital expenditures to other companies of varying size within the same industry.

    -------------------------------------------------------------------------

    - Communications segment ILEC capital expenditures decreased by 11.5% to $192.2 million in the first quarter of 2005, when compared with the same period in 2004. The decrease primarily reflected lower spending on network infrastructure and high-speed Internet, partly offset by significantly increased investment in internal systems and processes. While expenditures on high-speed Internet decreased by 56% to approximately $16 million in the first quarter of 2005, when compared to the same period last year, this generally reflects different seasonal priorities in 2005, and it is expected that full year expenditures will be in line with those in 2004.

       Non-ILEC capital expenditures decreased by 49.3% to $21.4 million in the first quarter of 2005, when compared with the same period in 2004. The decrease was primarily due to lower spending on network infrastructure, as expenditures in the same period last year included up-front costs to support certain major new customers.

       The Communications segment capital expenditure intensity ratio was 17.2% in the first quarter of 2005, compared with 21.7% in the first quarter of 2004. As a result of strong EBITDA growth and reduced capital expenditures, cash flow (EBITDA less capital expenditures) increased by 42.6% to $305.2 million in the first quarter of 2005, when compared with the same period in 2004.

    - Mobility segment capital expenditures increased by 18.5% in first quarter of 2005, when compared with the same period in 2004. The higher capital spending was attributed to continued enhancement of digital wireless coverage and continued building of microwave facilities aimed at reducing future leased line transmission costs.

       Capital expenditure intensity for TELUS Mobility was unchanged at 7.9% in the first quarter of 2005, when compared with the same period in 2004, as increased capital expenditures were offset by significant growth in Network revenues. As a result of continued strong growth in EBITDA and stable capital expenditure intensity, Mobility generated a record cash flow (EBITDA less capital expenditures) of $277.8 million in the first quarter of 2005 as compared with $197.5 million for the same period in 2004, representing a 40.7% increase.

    Consolidated cash flow (EBITDA less capital expenditures) increased by 41.6% to a record $583.0 million in the first quarter of 2005, when compared with the same period in 2004.

    7.3  Cash used by financing activities

    -------------------------------------------------------------------------
    ($ millions)                                     Quarters ended March 31
                                                    2005      2004    Change
    -------------------------------------------------------------------------
                                                    71.4      22.2         -
    -------------------------------------------------------------------------

    Cash used by financing activities increased in the first quarter of 2005, when compared with the same period in 2004, due primarily to repurchases of shares on the market under the normal course issuer bid. Financing activities included the following:

    - Proceeds from Common Shares and Non-Voting Shares issued increased by $60.9 million in the first quarter of 2005, mainly due to the exercise of options.

    - Cash dividends paid to shareholders were zero in the first quarter of 2005 (2004 - $42.3 million), as the funds for the dividend payable on January 1, 2005 were remitted in 2004.

    - Under the Normal Course Issuer Bid program, TELUS purchased for cancellation Common Shares and Non-Voting Shares for a total outlay of $158.3 million in the first quarter of 2005. This total outlay was comprised of a reduction to share capital of $68.4 million representing the book value of shares repurchased, and a reduction to retained earnings of $89.9 million representing the amount in excess of book value. At March 31, 2005, the total outlay under this program since inception in December 2004 was $236.3 million.


Normal Course Issuer Bid to March 31, 2005
    -------------------------------------------------------------------------
                                        Purchased
                                          and        Purchased,   Cumulative
                         Purchased for  cancelled      but not      shares
                         cancellation  in the first  cancelled at  purchased
                          in December   quarter of    March 31,       for
    shares)                   2004         2005         2005     cancellation
    -------------------------------------------------------------------------
    Common Shares             755,711    1,750,900      346,200    2,852,811
    Non-Voting Shares       1,451,400    1,770,800      265,300    3,487,500
    -------------------------------------------------------------------------
                            2,207,111    3,521,700      611,500    6,340,311
    -------------------------------------------------------------------------

    ----------------------------------
                       Maximum shares
                          permitted
                            for
                         repurchase
                          under the
    shares)                program
    ----------------------------------
    Common Shares          14,000,000
    Non-Voting Shares      11,500,000
    ----------------------------------
                           25,500,000
    ----------------------------------

    - Redemptions and repayments of long-term debt were $1.0 million in the first quarter of 2005 (2004 - $34.2 million), as there are no significant debt maturities in 2005.

    7.4  Liquidity and capital resource measures

    -------------------------------------------------------------------------
                                               March 31,  March 31,
     Periods ended                                 2005       2004    Change
    -------------------------------------------------------------------------

    Components of debt and coverage ratios (1)
    ------------------------------------------
    Net debt  ($ millions)                       6,127.6   7,297.8  (1,170.2)
    Total capitalization  - book value
     ($ millions)                               13,271.7  13,847.7    (576.0)

    EBITDA (excluding restructuring)
     ($ millions)                                3,271.6   2,910.5     361.1
    Net interest cost ($ millions)                 606.7     620.0     (13.3)

    Debt ratios
    -----------
    Fixed rate debt as a proportion of
     total indebtedness (%)                         93.2      95.4      (2.2)
    Average term to maturity of debt (years)         5.1       6.0      (0.9)

    Net debt to total capitalization (%) (1)        46.2      52.7  (6.5) pts
    Net debt to EBITDA (1)                           1.9       2.5      (0.6)

    Coverage ratios (1)
    -------------------
    Earnings coverage                                2.5       1.9       0.6
    EBITDA interest coverage                         5.4       4.7       0.7

    Other measures
    --------------
    Free cash flow ($ millions) - quarterly (2)    566.6     443.3     123.3
    Free cash flow ($ millions) - 12-month
     trailing                                    1,420.6   1,020.6     400.0
    Dividend payout ratio (%) (1)                     41        64  (23) pts
    -------------------------------------------------------------------------

    (1) See Section 11.4 Definition of liquidity and capital resource measures.
    (2) See Section 11.2 Free cash flow.

    -------------------------------------------------------------------------

    Net debt decreased at the end of the first quarter of 2005, when compared to one year earlier, as a result of an increase of $973.8 million in cash and temporary investments (netted against debt for the purposes of this calculation) and debt reduction in the third quarter of 2004. Total capitalization also decreased for these reasons; partly offset by a $585 million increase in common equity over this 12-month period. The net debt to EBITDA ratio measured at March 31, 2005 improved significantly, when compared with one year earlier, as a result of increased cash, debt reduction and an increase in 12-month trailing EBITDA (excluding restructuring).
    The earnings coverage ratio improved by 0.5 because of increased income before interest and taxes, and improved by 0.1 because of decreased interest on total debt. The EBITDA interest coverage ratio improved by 0.6 as a result of higher EBITDA (excluding restructuring), and improved by 0.1 due to lower net interest costs. Free cash flow for the first quarter of 2005 increased, when compared with the same period in 2004, primarily due to growth in EBITDA, since lower restructuring payments, capital expenditures, and net interest were slightly offset by reduced tax recoveries. The Free cash flow measure for the 12-month period ended March 31, 2005 increased, when compared with one year earlier, primarily because of improved EBITDA, lower payments under restructuring programs, lower capital expenditures and interest payments, partly offset by lower tax recoveries and lower interest received.
    As announced in October 2004, on a prospective basis, the Company has set a target guideline for the annual dividend payout ratio of 45 to 55% of net earnings. The dividend payout ratio of 41% for the first quarter of 2005, representing four-times the current 20 cent quarterly dividend divided by twelve-month trailing earnings per share, was below the guideline. When normalized to exclude the current period, non-recurring 15 cents per share favourable impact of tax adjustments, the dividend payout ratio was 44%. The implied dividend payout for 2005 ratio is 41% (44% when normalized to exclude the non-recurring favourable 15-cent tax impact), based on the mid-point of revised guidance presented in Section 9. The measurement of the dividend payout ratio was aligned this quarter to be consistent with market practice of using the annualized current quarterly dividend per share. Consequently, the dividend payout ratios calculated on this new basis for the full year of 2004 and the fourth quarter of 2004 are both 51%. The dividend payout ratios for the first three quarters of 2004, and those for 2003, are unchanged as the quarterly dividend per share was constant in those periods.

    7.5  Credit facilities

    Including cash of $1,247.3 million and the credit facilities described in the table below, TELUS had unutilized available liquidity in excess of $2.8 billion at March 31, 2005. TELUS' credit facilities contain customary covenants including a requirement that TELUS not permit its consolidated Leverage Ratio (Funded Debt to trailing 12-month EBITDA) to exceed 4.0:1 (approximately 1.9:1 at March 31, 2005) and not permit its consolidated Coverage Ratio (EBITDA to Interest Expense on a trailing 12-month basis) to be less than 2.0:1 (approximately 5.4:1 at March 31, 2005) at the end of any financial quarter. There are certain minor differences in the calculation of the Leverage Ratio and Coverage Ratio under the credit agreement as compared with the calculation of net debt to EBITDA and EBITDA interest coverage. The calculations are not expected to be materially different. The covenants are not impacted by revaluation of capital assets, intangible assets and goodwill for accounting purposes, and continued access to TELUS' credit facilities is not contingent on the maintenance by TELUS of a specific credit rating.

    The following were the credit facilities available to TELUS at March 31,
    2005:
    -------------------------------------------------------------------------
                                                                 Outstanding
    Credit Facilities                                                undrawn
    At March 31, 2005                                                letters
    ($ in millions)                  Expiry      Size     Drawn    of credit
    -------------------------------------------------------------------------
    Revolving credit
     facility (1)               May 7, 2008     800.0        -         102.6
    364-day revolving
     facility (2)               May 6, 2005     800.0        -             -
    Other bank facilities                 -      74.0        -           4.6
    -------------------------------------------------------------------------
    Total                                 -   1,674.0        -         107.2
    -------------------------------------------------------------------------

    (1) Canadian dollars or U.S. dollar equivalent.
    (2) Canadian dollars or U.S. dollar equivalent, extendible at the Company's option on a non-revolving basis for one year for any amounts outstanding on the May 6, 2005 anniversary date.

    -------------------------------------------------------------------------

    Subsequent to March 31, 2005, TELUS entered into new $1.6 billion syndicated credit facilities with a number of Canadian financial institutions. The new credit facilities consist of: (i) an $800 million(or US dollar equivalent) three-year revolving facility with a maturity date of May 7, 2008; and (ii) an $800 million facility (or U.S. dollar equivalent) five-year revolving facility with a maturity date of May 4, 2010. These facilities replace existing facilities including an $800 million multiyear revolving credit facility expiring May 7, 2008, and an $800 million 364-day extendible facility (with a one year term-out option), which had been available until May 6, 2005. The credit facilities dated May 4, 2005 are therefore substantially the same as the prior credit facilities, except for an extension of term and positive adjustments to the pricing grid. The financial tests continue to be that the Company may not permit its long-term debt ratio to operating cash flow to exceed 4.0:1 and may not permit its operating cash flow to interest expense ratio to be less than 2.0:1, each as defined under the credit facilities.

    7.6  Accounts receivable sale

    TELUS Communications Inc., a wholly owned subsidiary of TELUS, is able to sell an interest in certain of its receivables up to a maximum of $650 million and is required to maintain at least a BBB(low) credit rating by Dominion Bond Rating Service (DBRS), or the purchaser may require the sale program to be wound down. The necessary credit rating was exceeded by two levels at BBB(high) as of May 3, 2005. The proceeds of securitized receivables were $150 million at March 31, 2005, unchanged from one year earlier and the end of 2004. It is necessary to retain a minimum of $150 million proceeds under this program to keep it active.

    7.7  Credit ratings

    On May 3, 2005, the credit ratings for TELUS and TCI remain investment grade and were unchanged from the ratings reported in TELUS' 2004 annual report. TELUS has an objective to preserve access to capital markets at a reasonable cost by maintaining investment grade credit ratings and targeting improved credit ratings in the range of BBB+ to A-, or the equivalent, in future.

    7.8  Off-balance sheet arrangements and contractual liabilities

         Financial instruments (Note 3 of the interim consolidated financial statements)

    During the first quarter of 2005, the Company entered into a hedging relationship that fixes the Company's compensation cost arising from a specific grant of restricted stock units; hedge accounting has been applied to this relationship.
    As at March 31, 2005, the Company had entered into foreign currency forward contracts that have the effect of fixing the exchange rate on U.S.
$55 million of fiscal 2005 purchase commitments; hedge accounting has been applied to these foreign currency forward contracts, all of which relate to the Mobility segment.
    The fair values of the Company's long-term debt and convertible debentures are estimated based on quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same maturity as well as the use of discounted future cash flows using current rates for similar financial instruments subject to similar risks and maturities. The carrying amount and fair value of long-term debt are as follows:

                                        As at March 31,    As at December 31,
                                              2005               2004
    -------------------------------------------------------------------------
                                      Carrying      Fair  Carrying      Fair
    ($ millions)                        amount     value    amount     value
    -------------------------------------------------------------------------
    Long-term debt
     Principal                         6,369.5   7,258.5   6,345.3   7,342.3
     Derivative financial instruments
      used to manage interest rate and
      currency risks associated with
      U.S. dollar denominated debt     1,009.5   1,369.4   1,032.6   1,299.5
     Derivative financial instruments
      used to manage interest rate
      risk associated with Canadian
      dollar denominated debt                -       2.4         -       1.3
    -------------------------------------------------------------------------
                                       7,379.0   8,630.3   7,377.9   8,643.1
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

        Commitments and contingent liabilities (Note 14 of the interim consolidated financial statements)

    At March 31, 2005, the Company had $51.1 million in outstanding commitments for restructuring programs prior to 2005 and $7.3 million in outstanding commitments for restructuring programs initiated in 2005.
    In accordance with CRTC Price Cap Decisions 2002 34 and 2002 43, the Company defers a portion of revenues in a deferral account, which at March 31, 2005, had balance of $127.1 million. Due to the Company's use of the liability method of accounting for the deferral account, the CRTC Decision 2005-6, as it relates to the Company's provision of competitor digital network services, is not expected to affect the Company's revenues.
    There can be no assurance that, with the resumption of collective bargaining, compensation increases will be as planned or that reduced productivity will not occur as a result of a labour disruption. Should the ultimate operational and financial impacts differ from management's assessments and assumptions, a material adjustment to the Company's financial position and the results of its operations could result. The operational and financial impacts of the outcome of the appeal process on the Company are not practicably determinable currently.
    Canadian generally accepted accounting principles require the disclosure of certain types of guarantees and their maximum, undiscounted amounts. The maximum potential payments represent a "worst-case scenario" and do not necessarily reflect results expected by the Company. Guarantees requiring disclosure are those obligations that require payments contingent on specified types of future events; in the normal course of its operations, the Company enters into obligations which GAAP may consider to be guarantees. As defined by Canadian GAAP, guarantees subject to these disclosure guidelines do not include guarantees that relate to the future performance of the Company. At March 31, 2005, the Company has no liability recorded in respect of performance guarantees, and has $1.0 million recorded in respect of lease guarantees. The maximum undiscounted guarantee amounts as at March 31, 2005, without regard for the likelihood of having to make such payment, were not significant.
    In the normal course of operations, the Company may provide indemnification in conjunction with certain transactions. The term of these indemnification obligations range in duration and often are not explicitly defined. Where appropriate, an indemnification obligation is recorded as a liability. In many cases, there is no maximum limit on these indemnification obligations and the overall maximum amount of the obligations under such indemnification obligations cannot be reasonably estimated. Other than obligations recorded as liabilities at the time of the transaction, historically the Company has not made significant payments under these indemnifications.
    In connection with its 2001 disposition of TELUS' directory business, the Company agreed to bear a proportionate share of the new owner's increased directory publication costs if the increased costs were to arise from a change in the applicable CRTC regulatory requirements. The Company's proportionate share would be 80% through May 2006, declining to 40% in the next five-year period and then to 15% in the final five years. As well, should the CRTC take any action which would result in the owner being prevented from carrying on the directory business as specified in the agreement, TELUS would indemnify the owner in respect of any losses that the owner incurred. At March 31, 2005, the Company has no liability recorded in respect of indemnification obligations.
    A number of claims and lawsuits seeking damages and other relief are pending against the Company. It is impossible at this time for the Company to predict with any certainty the outcome of such litigation. However, management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would be material in relation to the Company's consolidated financial position, excepting items enumerated in Note 14(d) of the interim consolidated financial statements.

    7.9  Outstanding share information

    The following is a summary of the outstanding shares for each class of equity at March 31, 2005 and at April 21, 2005. In addition, for April 21, 2005, the total number of outstanding and issuable shares is presented, assuming full conversion of convertible debentures, options and warrants.

    -------------------------------------------------------------------------
    Class of equity security

                                       Common      Non-Voting       Total
                                       Shares        Shares        Shares
    (millions of shares)             outstanding   outstanding   outstanding
    -------------------------------------------------------------------------

    At March 31, 2005
      Common equity -
       Common Shares outstanding         190.9             -        190.9
      Common equity - Non-Voting
       Shares outstanding                    -         167.5        167.5
                                     ----------    ----------   ----------
                                         190.9         167.5        358.4 (1)
                                     ----------    ----------   ----------

    At April 21, 2005
      Common equity - Common Shares
       outstanding                       190.9             -        190.9
      Common equity - Non-Voting
       Shares outstanding                    -         167.6        167.6
                                     ----------    ----------   ----------
                                         190.9         167.6        358.5
                                     ----------    ----------   ----------

    Outstanding and issuable shares (2)
     at April 21, 2005
      Common Shares and Non-Voting
       Shares outstanding                190.9         167.6        358.5
      TELUS Corporation convertible
       debentures                            -           3.8          3.8
      Options(3)                           2.5          19.4         21.9
      Warrants                               -           0.6          0.6
                                     ----------    ----------   ----------
                                         193.4         191.4        384.8
                                     ----------    ----------   ----------
                                     ----------    ----------   ----------
    -------------------------------------------------------------------------

    (1) For the purposes of calculating diluted earnings per share for the first quarter of 2005, the number of shares was 367.9 million.
    (2) Assuming full conversion and ignoring exercise prices.
    (3) Not reduced by any options that may be forfeited or cancelled during the period April 1, 2005 to April 21, 2005.

    -------------------------------------------------------------------------

    8.   Critical accounting estimates and accounting policy developments

    8.1  Critical accounting estimates

    TELUS' significant accounting policies are described in Note 1 of its annual 2004 consolidated financial statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    8.2 Accounting policy developments (Note 2 of the interim consolidated financial statements)

    Accounting policies are consistent with those described in TELUS' annual 2004 consolidated financial statements. Possibly, commencing with the Company's 2005 fiscal year, proposed amendments to the recommendations of the Canadian Institute of Chartered Accountants ("CICA") for the calculation and disclosure of earnings per share (CICA Handbook Section 3500) may apply to the Company. The proposed amendments are not expected to materially impact the Company.

    9.   Revised guidance

    Targets for 2005 were announced publicly on December 17, 2004 and the Company has a practice of reaffirming or adjusting guidance on a quarterly basis. Accordingly the following updates to guidance were made to reflect positive developments in the first quarter including: the acquisition of Ambergris, above expectations non-ILEC profitability, higher expectations for wireless net additions and positive settlement of tax matters. The original targets and updated guidance do not consider the impact of a possible work stoppage resulting from the collective bargaining process.

    -------------------------------------------------------------------------
                              Updated guidance  Original targets
                                  for 2005          for 2005         Change
    -------------------------------------------------------------------------
    Consolidated                $7.95 to           $7.9 to
      Revenues              $8.05 billion      $8.0 billion      $50 million
    -------------------------------------------------------------------------
      EBITDA(1)                  $3.25 to           $3.2 to           $25 to
                           $3.325 billion      $3.3 billion      $50 million
    -------------------------------------------------------------------------
      Earnings per
       share - basic       $1.85 to $2.05    $1.65 to $1.85         20 cents
    -------------------------------------------------------------------------
      Capital expenditures         Approx.          $1.3 to            $0 to
                              $1.4 billion     $1.4 billion     $100 million
    -------------------------------------------------------------------------
       Free cash flow(2)          $1.25 to          $1.2 to
                             $1.35 billion     $1.3 billion      $50 million
    -------------------------------------------------------------------------
    Communications segment
      Revenue (external)          $4.75 to          $4.7 to
                              $4.8 billion    $4.75 billion      $50 million
    -------------------------------------------------------------------------
        Non-ILEC revenue           $625 to          $600 to            $0 to
                              $650 million     $650 million      $25 million
    -------------------------------------------------------------------------
      EBITDA                     $1.875 to         $1.85 to
                            $1.925 billion     $1.9 billion      $25 million
    -------------------------------------------------------------------------
        Non-ILEC EBITDA             $15 to            $0 to           $10 to
                               $20 million      $10 million      $15 million
    -------------------------------------------------------------------------
      Capital expenditures          Approx.    $950 million            $0 to
                              $1.0 billion  to $1.0 billion      $50 million
    -------------------------------------------------------------------------
      High-speed Internet
       net additions             No change  Approx. 100,000                -
    -------------------------------------------------------------------------
    Mobility segment
      Revenue (external)         No change          $3.2 to                -
                                              $3.25 billion
    -------------------------------------------------------------------------
      EBITDA                     $1.375 to         $1.35 to            $0 to
                              $1.4 billion    $1.40 billion      $25 million
    -------------------------------------------------------------------------
      Capital expenditures          Approx.         $350 to            $0 to
                              $400 million     $400 million      $50 million
    -------------------------------------------------------------------------
      Wireless subscriber       475,000 to       425,000 to
       net additions               525,000          475,000           50,000
    -------------------------------------------------------------------------
    (1) See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA) for the definition of EBITDA.
    (2) See Section 11.2 Free cash flow for the definition of Free cash flow.
    -------------------------------------------------------------------------

    10.  Risks and uncertainties

    The following are significant updates to the risks and uncertainties described in TELUS' 2004 Annual Report and filings on SEDAR (www.sedar.com) and filings on EDGAR (www.sec.gov).

    10.1 Regulatory
         Voice over Internet protocol ("VoIP")

    The CRTC is expected to announce the rules for regulation of Internet telephony services in May 2005. TELUS already provides business VoIP services nationally and expects to align future residential offers within the terms of this ruling.

         Pricing safeguard review

    In Decision 2005-27 (Review of price floor safeguards for retail tariffed services and related issues), the CRTC made a series of incremental changes to existing price floor rules. The decision does not represent a fundamental change to the conceptual framework governing price floors for rate-regulated services. While the effect of this decision is still under review, it is not expected to materially impact the Company's 2005 projected financial forecast.

         Proceeding on local exchange services forbearance (Telecom Public Notice CRTC 2005-2)

    The CRTC announced a proceeding to examine a range of issues including: the relevant markets for forbearance, which CRTC powers and duties should be forborne, and the post-forbearance criteria and conditions that might apply. The proceeding will also consider a transitional regime that could provide ILECs with more regulatory flexibility prior to forbearance. The proceeding is scheduled to be completed in early October 2005, with a decision expected by the end of the first quarter of 2006.

         Other CRTC decisions

    In Decision 2005-4, the CRTC finalized the subsidy requirement for high-cost areas in the TELUS Quebec incumbent local exchange carrier ("ILEC") territory for 2003 to 2005. The total positive impact on TELUS Communications' local revenues in 2005, including the retroactive adjustment and finalization of the 2003 and 2004 subsidy requirements, are expected to be approximately $10 million.
    In Decision 2005-6, regarding the scope of competitive digital network service discounts and eligibility, the CRTC finalized interim 2002 to 2004 discount rates and clarified, on a prospective basis, the additional services available for discounts and made those discounts available to registered competitive local exchange carriers ("CLECs"), inter-exchange carriers ("IXCs") and wireless service providers. Given the past conservative accounting treatment adopted by the Company, there will be no material impact to TELUS Communications ILEC EBITDA in 2005. To the extent that additional discounts are available in TELUS' non-ILEC operating territory, the Company anticipates that this will otherwise materially improve these operating results in 2005. The net favourable impact for the Communications segment is expected to be approximately $18 million for the full year. To the extent that additional discounts are available to TELUS Mobility, the benefit expected is approximately $7 million for the full year.
    In Decision 2005-17, Retail Quality of Service Adjustment Plan, the CRTC finalized the quality of service regime for telephone companies and determined the conditions that will trigger credits for customers when service falls below standards set by the CRTC. The CRTC also finalized the quality of service rate plan for competitors in Decision 2005-20. TELUS believes that the finalization of retail and wholesale quality of service indicators and resulting penalties will likely not have a significant impact on TELUS' 2005 financial results.

         Wireless number portability

    TELUS Mobility is a member of the Canadian Wireless Telecommunications Association ("CWTA"), which announced on April 21, 2005 that its members have agreed to implement wireless number portability in Canada. Number portability will enable wireless customers to keep the same phone number when changing service providers within the same local serving area. Consistent with the Government of Canada's definition of wireless number portability, customers will also be able keep the same phone number when transferring their landline phone service to wireless service and vice versa.
    The CWTA and its members have begun planning efforts that are required to achieve this result. The plan is expected to be completed in September 2005, and upon approval of the plan and a common start date, it is the intention of the CWTA and its members to implement the plan. There is no assurance that TELUS will be able to implement required changes without incurring significant additional implementation costs and/or ongoing administration, or that implementation will not lead to increased subscriber monthly churn, or additional customer retention costs for TELUS.

    11. Reconciliation of non-GAAP measures and definition of key operating indicators

    11.1 Earnings before interest, taxes, depreciation and amortization
         (EBITDA)

    The Company has issued guidance on and reports EBITDA because it is a key measure used by management to evaluate performance of business units and it is utilized in measuring compliance with debt covenants. The Company also believes EBITDA is a measure commonly reported and widely used by investors as an indicator of a company's operating performance and ability to incur and service debt, and as a valuation metric. The Company believes EBITDA assists investors in comparing a company's performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost.
    EBITDA is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to Operating income or Net income in measuring the Company's performance or used as an exclusive measure of cash flow because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash, which are disclosed in the interim consolidated statements of cash flows. Investors should carefully consider the specific items included in TELUS' computation of EBITDA. While EBITDA has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance and debt servicing ability relative to other companies, investors should be cautioned that EBITDA as reported by TELUS may not be comparable in all instances to EBITDA as reported by other companies.

    The following is a reconciliation of EBITDA with Net income and Operating income:
    -------------------------------------------------------------------------
                                                      Quarters ended Mar. 31
    ($ millions)                                              2005      2004
    -------------------------------------------------------------------------
    Net income                                               242.2     101.3
     Other expense                                             1.5       1.2
     Financing costs                                         138.4     145.0
     Income taxes                                             70.3      62.6
     Non-controlling interest                                  1.6       0.8
    -------------------------------------------------------------------------
    Operating income                                         454.0     310.9
     Depreciation                                            329.9     321.7
     Amortization of intangible assets                        72.3      88.7
    -------------------------------------------------------------------------
    EBITDA                                                   856.2     721.3
    -------------------------------------------------------------------------

    11.2 Free cash flow

    The Company has issued guidance on and reports free cash flow because it is a key measure used by management to evaluate performance of the consolidated operations. Free cash flow excludes certain working capital changes, and other sources and uses of cash, which are disclosed in the interim consolidated statements of cash flows. Free cash flow is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to the interim consolidated statements of cash flows. Free cash flow is a measure that can be used to gauge TELUS' performance over time. Investors should be cautioned that free cash flow as reported by TELUS may not be comparable in all instances to free cash flow as reported by other companies. While the closest GAAP measure is Cash provided by operating activities less Cash used by investing activities, Free cash flow is relevant because it provides an indication of how much cash generated by operations is available after capital expenditures, but before proceeds from divested assets and changes in certain working capital items (such as trade receivables, which can be significantly distorted by securitization changes that do not reflect operating results, and trade payables).

    The following shows management's calculation of free cash flow.
    -------------------------------------------------------------------------
                                                      Quarters ended Mar. 31
    ($ millions)                                              2005      2004
    -------------------------------------------------------------------------
    EBITDA                                                   856.2     721.3

    Restructuring and workforce reduction costs,
     net of cash payments                                    (12.3)    (52.5)
    Share-based compensation                                   3.8       4.7
    Cash interest paid                                       (13.1)    (22.8)
    Cash interest received                                     6.3      14.2
    Income taxes received (paid)                              (1.1)    104.6
    Capital expenditures (capex)                            (273.2)   (309.7)
    Investment tax credits received
     (reported in current or prior EBITDA or capex,
     and in Income taxes received (paid)), and other             -     (16.5)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Free cash flow                                           566.6     443.3
    -------------------------------------------------------------------------

    The following reconciles free cash flow with Cash provided by operating activities less Cash used by investing activities:

    -------------------------------------------------------------------------
                                                      Quarters ended Mar. 31
    ($ millions)                                              2005      2004
    -------------------------------------------------------------------------

    Cash provided by operating activities                    728.4     588.1
    Cash (used) by investing activities                     (306.2)   (298.6)
    -------------------------------------------------------------------------
                                                             422.2     289.5

    Net employee defined benefit plans expense                (1.5)     (4.9)
    Employer contributions to employee defined benefit plans  37.4      28.6
    Other net operating activities                             4.6      (6.1)
    Reduction in securitized accounts receivable                 -     150.0
    Non-cash working capital changes except changes in taxes,
     interest and securitized accounts receivable             70.9      (2.7)
    Acquisitions                                              27.5         -
    Proceeds from the sale of property and other assets          -     (12.1)
    Other investing activities                                 5.5       1.0
    -------------------------------------------------------------------------
    Free cash flow                                           566.6     443.3
    -------------------------------------------------------------------------

    11.3 Definition of key operating indicators

    These measures are industry metrics and are useful in assessing the operating performance of a wireless company.

    Churn, per month
    ----------------
         Calculated as the number of subscriber units disconnected during a given period, divided by the average number of subscriber units on the network during the period, expressed as a rate per month. A prepaid subscriber is deactivated when the subscriber has no usage for 90 days following expiry of the prepaid card.

    Cost of acquisition (COA)
    -------------------------
         Consists of the total of handset subsidies, commissions, and advertising and promotion expenses related to the initial customer acquisition during a given period. As defined, COA excludes costs to retain existing subscribers (Retention spend).

    COA per gross subscriber addition
    ---------------------------------
         COA divided by gross subscriber activations during the period.

    Average revenue per subscriber unit, or ARPU
    --------------------------------------------
         Calculated as Network revenue divided by the average number of subscriber units on the network during the period, expressed as a rate per month.

    Retention spend to Network revenue
    ----------------------------------
         Represents direct costs associated with marketing and promotional efforts aimed at the retention of the existing subscriber base, divided by Network revenue.

    EBITDA excluding COA
    --------------------
         A measure of operational profitability, normalized for the period costs of adding new customers.

    11.4 Definition of liquidity and capital resource measures

    Net debt
    --------
         Defined as Long-term Debt plus current maturities of Long-term Debt and cheques outstanding less Cash and temporary investments plus cross currency foreign exchange hedge liability (less cross currency foreign exchange hedge asset) related to U.S. dollar notes. The cross currency foreign exchange hedge liability, reflecting the U.S. $1,166.5 million debenture maturing June 1, 2007 and the U.S. $1,925.0 million debenture maturing June 1, 2011, was $1,014.2 million at March 31, 2005 (compared with deferred hedge liabilities of $700.0 million at March 31, 2004). Net debt is unaffected by foreign exchange fluctuations because it includes (deducts) the net deferred hedging liability (asset).

    Total capitalization
    --------------------
         Defined as Net debt plus Non-controlling interest and Shareholders' equity.

    Net debt to total capitalization
    --------------------------------
         Provides a measure of the proportion of debt used in the Company's capital structure. The long-term target ratio for Net debt to total capitalization is 45 to 50%.

    EBITDA (excluding restructuring)
    --------------------------------
         EBITDA (excluding restructuring) is used for the calculation of Net debt to EBITDA and EBITDA interest coverage, consistent with the calculation of the Leverage Ratio and the Coverage Ratio in credit facility covenants. Restructuring and workforce reduction costs were $46.1 million and $37.7 million, respectively, for the 12-month periods ended March 31, 2005 and March 31, 2004.

    Net debt to EBITDA
    ------------------
         Defined as Net debt as at the end of the period divided by the 12-month trailing EBITDA (excluding restructuring). This measure is substantially the same as the Leverage Ratio covenant in TELUS' credit facilities. TELUS' target for Net debt to EBITDA is 2.2 times or less.

    Net interest cost
    -----------------
         Defined as Financing costs before gains on redemption and repayment of debt, calculated on a 12-month trailing basis. No gains on redemption and repayment of debt were recorded in the respective periods.

    Earnings coverage ratio
    -----------------------
         Calculated on a 12-month trailing basis as Net income before interest expense on total debt and income tax expense divided by interest expense on total debt.

    EBITDA interest coverage
    ------------------------
         Defined as EBITDA (excluding restructuring) divided by Net interest cost. This measure is substantially the same as the Coverage Ratio covenant in TELUS' new credit facilities.

    Dividend payout ratio
    ---------------------
         Defined as the current quarterly Dividend declared per share multiplied by four and divided by basic Earnings per share for the 12-month trailing period. The target guideline for the annual dividend payout ratio is 45 to 55% of net earnings.



           TELUS Corporation

    consolidated statements of income

                                                          Three months
    Periods ended March 31 (unaudited)
     (millions except per share amounts)               2005          2004
------------------------------------------------------------------------------
    OPERATING REVENUES                             $   1,974.7   $   1,803.8
    -------------------------------------------------------------------------
    OPERATING EXPENSES
      Operations                                       1,109.1       1,066.6
      Restructuring and workforce reduction costs          9.4          15.9
      Depreciation                                       329.9         321.7
      Amortization of intangible assets                   72.3          88.7
    -------------------------------------------------------------------------
                                                       1,520.7       1,492.9
    -------------------------------------------------------------------------
    OPERATING INCOME                                     454.0         310.9
      Other expense, net                                   1.5           1.2
      Financing costs                                    138.4         145.0
    -------------------------------------------------------------------------
    INCOME BEFORE INCOME TAXES AND
     NON-CONTROLLING INTEREST                            314.1         164.7
      Income taxes                                        70.3          62.6
      Non-controlling interest                             1.6           0.8
    -------------------------------------------------------------------------
    NET INCOME                                           242.2         101.3
      Preference and preferred share dividends               -           0.9
    -------------------------------------------------------------------------
    COMMON SHARE AND NON-VOTING SHARE INCOME       $     242.2   $     100.4
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    INCOME PER COMMON SHARE AND NON-VOTING SHARE
      - Basic                                      $      0.67   $      0.28
      - Diluted                                    $      0.66   $      0.28

    DIVIDENDS DECLARED PER COMMON SHARE AND
     NON-VOTING SHARE                              $      0.20   $      0.15

    TOTAL WEIGHTED AVERAGE COMMON SHARES AND
     NON-VOTING SHARES OUTSTANDING
      - Basic                                            360.2         353.1
      - Diluted                                          367.9         355.6



    TELUS Corporation

    consolidated balance sheets

                                                       As at        As at
                                                      March 31,  December 31,
    (unaudited) (millions)                              2005        2004
------------------------------------------------------------------------------
    ASSETS
    Current Assets
      Cash and temporary investments, net          $   1,247.3   $     896.5
      Accounts receivable                                874.9         863.5
      Income and other taxes receivable                  172.7         132.5
      Inventories                                        111.0         133.3
      Prepaid expenses and other                         245.8         183.4
      Current portion of future income taxes             372.0         438.4
    -------------------------------------------------------------------------
                                                       3,023.7       2,647.6
    -------------------------------------------------------------------------
    Capital Assets, Net
      Property, plant, equipment and other             7,447.3       7,528.2
      Intangible assets subject to amortization          695.6         737.0
      Intangible assets with indefinite lives          2,964.6       2,955.8
    -------------------------------------------------------------------------
                                                      11,107.5      11,221.0
    -------------------------------------------------------------------------
    Other Assets
      Deferred charges                                   746.4         704.4
      Future income taxes                                 72.7          99.8
      Investments                                         38.7          38.4
      Goodwill                                         3,147.5       3,126.8
    -------------------------------------------------------------------------
                                                       4,005.3       3,969.4
    -------------------------------------------------------------------------
                                                   $  18,136.5   $  17,838.0
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    LIABILITIES AND SHAREHOLDERS' EQUITY
    Current Liabilities
      Accounts payable and accrued liabilities     $   1,486.9   $   1,362.6
      Restructuring and workforce reduction
       accounts payable and accrued liabilities           58.4          70.7
      Dividends payable                                   72.3             -
      Advance billings and customer deposits             532.2         531.5
      Current maturities of long-term debt                 4.4           4.3
    -------------------------------------------------------------------------
                                                       2,154.2       1,969.1
    -------------------------------------------------------------------------
    Long-Term Debt                                     6,356.3       6,332.2
    -------------------------------------------------------------------------
    Other Long-Term Liabilities                        1,486.6       1,506.1
    -------------------------------------------------------------------------
    Future Income Taxes                                  995.3         991.9
    -------------------------------------------------------------------------
    Non-Controlling Interest                              18.9          13.1
    -------------------------------------------------------------------------
    Shareholders' Equity
      Convertible debentures conversion option             8.8           8.8
      Common equity                                    7,116.4       7,016.8
    -------------------------------------------------------------------------
                                                       7,125.2       7,025.6
    -------------------------------------------------------------------------
                                                   $  18,136.5   $  17,838.0
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    TELUS Corporation

    consolidated statements of cash flows

                                                          Three months
    Periods ended March 31 (unaudited) (millions)      2005          2004
    -------------------------------------------------------------------------
    OPERATING ACTIVITIES
    Net income                                     $     242.2   $     101.3
    Adjustments to reconcile net income to cash
     provided by operating activities:
      Depreciation and amortization                      402.2         410.4
      Future income taxes                                 91.7          91.8
      Share-based compensation                             3.8           4.7
      Net employee defined benefit plans expense           1.5           4.9
      Employer contributions to employee
       defined benefit plans                             (37.4)        (28.6)
      Restructuring and workforce reduction
       costs, net of cash payments                       (12.3)        (52.5)
      Other, net                                          (4.4)          6.1
    Net change in non-cash working capital                41.1          50.0
    -------------------------------------------------------------------------
    Cash provided by operating activities                728.4         588.1
    -------------------------------------------------------------------------
    INVESTING ACTIVITIES
    Capital expenditures                                (273.2)       (309.7)
    Acquisition                                          (27.5)            -
    Proceeds from the sale of property
     and other assets                                        -          12.1
    Other                                                 (5.5)         (1.0)
    -------------------------------------------------------------------------
    Cash used by investing activities                   (306.2)       (298.6)
    -------------------------------------------------------------------------
    FINANCING ACTIVITIES
    Common Shares and Non-Voting Shares issued            87.9          27.0
    Dividends to shareholders                                -         (42.3)
    Purchase of Common Shares and Non-Voting
     Shares for cancellation                            (158.3)            -
    Long-term debt issued                                    -          27.3
    Redemptions and repayment of long-term debt           (1.0)        (34.2)
    -------------------------------------------------------------------------
    Cash used by financing activities                    (71.4)        (22.2)
    -------------------------------------------------------------------------
    CASH POSITION
    Increase in cash and temporary
     investments, net                                    350.8         267.3
    Cash and temporary investments, net,
     beginning of period                                 896.5           6.2
    -------------------------------------------------------------------------
    Cash and temporary investments, net,
     end of period                                 $   1,247.3   $     273.5
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    SUPPLEMENTAL DISCLOSURE OF CASH FLOWS
    Interest (paid)                                $     (13.1)  $     (22.8)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Interest received                              $       6.3   $      14.2
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Income taxes (inclusive of Investment Tax
     Credits) (paid) received, net                 $      (1.1)  $     104.6
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    TELUS Corporation

    Segmented Information

    Periods ended March 31         Communications             Mobility
    (unaudited) (millions)        2005        2004        2005        2004
    -------------------------------------------------------------------------
    External revenue           $ 1,222.2   $ 1,171.1   $   752.5   $   632.7
    Inter-segment revenue           22.6        25.0         5.8         4.6
    -------------------------------------------------------------------------
    Total operating revenue      1,244.8     1,196.1       758.3       637.3
    Operations expense             716.6       706.7       420.9       389.5
    Restructuring and work-force
     reduction costs                 9.4        15.9           -           -
    -------------------------------------------------------------------------
    EBITDA(1)                  $   518.8   $   473.5   $   337.4   $   247.8
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    CAPEX(2)                   $   213.6   $   259.4   $    59.6   $    50.3
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    EBITDA less CAPEX          $   305.2   $   214.1   $   277.8   $   197.5
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Periods ended March 31        Eliminations            Consolidated
    (unaudited) (millions)       2005       2004        2005        2004
    -------------------------------------------------------------------------
    External revenue           $       -   $       -   $ 1,974.7   $ 1,803.8
    Inter-segment revenue          (28.4)      (29.6)          -           -
    -------------------------------------------------------------------------
    Total operating revenue        (28.4)      (29.6)    1,974.7     1,803.8
    Operations expense             (28.4)      (29.6)    1,109.1     1,066.6
    Restructuring and work-force
     reduction costs                   -           -         9.4        15.9
    -------------------------------------------------------------------------
    EBITDA(1)                  $       -   $       -   $   856.2   $   721.3
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    CAPEX(2)                   $       -   $       -   $   273.2   $   309.7
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    EBITDA less CAPEX          $       -   $       -   $   583.0   $   411.6
    -------------------------------------------------------------------------

    (1) Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") is defined by the Company as operating revenues less operations expense and restructuring and workforce reduction costs. The Company has issued guidance on, and reports, EBITDA because it is a key measure used by management to evaluate performance of its business segments and is utilized in measuring compliance with certain debt covenants.
    (2) Total capital expenditures ("CAPEX").

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 4, 2005
				    TELUS Corporation


			 	   /s/ Audrey Ho
				_____________________________
				Name:  Audrey Ho
                                Title: Vice President, Legal Services and
                                       General Counsel and Corporate Secretary